                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              -----------------

                                  FORM 20-F

(Mark One)
[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                                     OR
[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                          For the fiscal year ended
                                     OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                     For the transition period from   to


                              -----------------

                             Commission file number

                             DIADEM RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)
                                 NOT APPLICABLE
                (Translation of Registrant's Name into English)
                                     CANADA
                (Jurisdiction of incorporation or organization)
                              110 MEADOWVALE ROAD
                              SCARBOROUGH, ONTARIO
                                    M1C 1S1
                    (Address of principal executive offices)

                               ---------------

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.
                                    NONE

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.
                                Common Shares
                              (TITLE OF CLASS)
 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                 OF THE ACT.

                                (TITLE OF CLASS)
 INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
                                * COMMON SHARES

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIODS THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH REPORTING REQUIREMENTS FOR THE PAST 90 DAYS.

                            YES   [ ]       NO  [x]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                          ITEM 17  [x]     ITEM 18 [ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT HAS FILED ALL DOCUMENTS AND REPORTS REQUIRED TO BE FILED BY SECTIONS 12, 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 SUBSEQUENT TO THE DISTRIBUTION OF SECURITIES UNDER A PLAN CONFIRMED BY A COURT.

                              YES [ ]      NO [ ]
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                               GLOSSARY OF TERMS

ABITIBI BELT OF                   A vast area of ancient volcanic rocks
QUEBEC-ONTARIO                    extending from Kenora to Sudbury, Ontario to
                                  Chibougamau, Quebec.

ADITS: An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

AGGLOMERATES:                     A volcanic breccia formed by disruption of a
                                  solidified crust or hardened plug of lava;
                                  blocks may fit together or be completely disordered.

ALKALINE:                         Having the qualities of a base.

ALLUVIAL:                         Relatively recent deposits of sedimentary
                                  material laid down in river beds, flood
                                  plains, lakes or at the base of mountain slopes.

AIRBORNE MAGNETIC/                A survey made from the air for the purpose of
AEROMAGNETIC SURVEY:              recording the magnetic characteristics of
                                  rocks on and below the surface of the earth.

AMPHIBOLES:                       Metamorphic rock of primarily mafic minerals,
                                  chiefly hornblende.

ANDESITE:                         A dark-coloured, fine-grained extrusive rock.

ARCHEAN AGE:                      The oldest rocks of the Precambrian Era,
                                  formed prior to 2.5 billion years ago.

ASHUANIPI FORMATION:              A unit of ancient sedimentary rocks in New
                                  Quebec and Labrador, with an age of two
                                  billion years.

BASAL:                            Situated at base of a rock unit or structure.

BRECCIA: The texture displayed by a rock which has been fragmented and dislocated since initial lithification.

CARAT (ct):                       A unit of weight for diamonds, equivalent to
                                  0.2 of a gram.

CASSITERITE:                      A brown or black tetragonal mineral, it is
                                  the principle ore of tin.

CHALCOPYRITE:                     A sulphide mineral of copper and iron; the
                                  most important ore mineral of copper.

CHROMIUM-DIOPSIDE:                A bright-green variety of pyroxene which can
                                  occur in kimberlite.

CHROMITE:                         An iron-chromium oxide often found as small
                                  grains in ultrabasic igneous rocks and
                                  kimberlitic rocks.

COBBING: The separation, generally with a hand-held hammer, of worthless minerals from desired minerals in a mining operation.

COLLUVIUM:                        A general term applied to loose and
                                  incoherent deposits, usually at the foot of a slope or cliff and brought there chiefly by gravity.

CUT-OFF GRADE:                    The lowest grade of mineralized material that
                                  qualifies as ore in a given deposit.

DIAMOND: A cubic variety of crystalline carbon which may be of gem quality.

DIAMOND DRILL HOLES:              Rotary drilling using diamond impregnated
                                  bits to produce a solid continuous core
                                  sample of the rock.

DIAMONDIFEROUS:                   Containing diamond.


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DIATREME:                         A volcanic vent piercing country rock,
                                  usually the result of an explosive eruption.

DIOPSIDE:                         A white to green mineral of the clinopyroxene
                                  group.

DIORITE: An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene

DISSEMINATED:                     Fine particles of mineral dispensed through
                                  the enclosing rock.

ECOLOGITE:                        An ultrabasic rock consisting mainly of
                                  garnet and clinopyroxene.

ELECTROMAGNETIC                   A geophysical method employing the generation
(PROSPECTING):                    of electromagnetic waves at the earth's
                                  surface when the waves impinge on a
                                  conducting formation or ore body at depth they induce currents that are the source of new waves radiated from the conductors and detected by instruments at the surface.

EPITHERMAL:                       A term applied to low temperature (100-200C)
                                  hydrothermal processes.

FEASIBILITY:                      Program to establish whether a mineral
                                  deposit can be successfully mined considering technical and economic parameters.

GABBRO:                           A dark, course-grained igneous rock.

GEM QUALITY                       A diamond free of flaws, as far as can be
DIAMOND:                          determined by a trained observer with the aid
                                  of a 10-power magnifying glass, and having a colour and other characteristics that do not deleteriously affect its value for use as a faceted ornamental (gem) diamond.

GEOCHEMISTRY:                     Study of variation of chemical elements in
                                  rocks or soils.

GEOPHYSICS:                       Study of the earth by quantitative physical
                                  methods.

GNEISS: A layered or banded crystalline metamorphic rock the grains of which are aligned or elongated into a roughly parallel arrangement.

GOSSAN: A surface capping of oxides of iron from the weathering of metallic sulphide.

GRADE: (To contain a particular) quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

GRANODIORITES:                    The intrusive rock with intermediate
                                  composition.

GREENOCKITE:                      A yellow or orange mineral containing cadmium
                                  and sulfur.

HYDRAULIC MINING:                 The extraction of desired earth material by
                                  means of strong jets of water, such as
                                  washing gold-bearing gravel into sluices.

HYDROTHERMAL                      Pertaining to hot water, especially with
                                  respect to its action in dissolving,
                                  re-depositing, and otherwise producing
                                  mineral changes within the crust of the
                                  globe.

INDICATOR MINERALS:               In connection with kimberlite exploration,
                                  indicator minerals include: pyrope garnet;
                                  picroilmenite (also called
                                  magnesianilmenite); chrome-diopside;
                                  chromite; and diamond.

INTRUSION/INTRUSIVE:              A volume of igneous rock that was injected,
                                  while still molten, into the earth's crust or other rocks.

KIMBERLITE/OLIVINE                Uneven-grained, ultramafic rock in which the
                                  visible minerals may include olivine,
                                  phlogopite, pyrope





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LAMPROITE:                        garnet, picroilmenite and chrome/diopside,
                                  which are cemented by a groundmass that may include serpentine, calcite, and chromite. Kimberlite and olivine lamproite are the only known types of intrusive rock (primary source rocks) that may carry diamonds from the depths of the earth to the surface and may form primary diamond deposits. The principal distinction between kimberlite and olivine lamproite is based on geochemical grounds.

LABRADOR TROUGH:                  A major geological structure extending for
                                  900 kilometres in Quebec and Labrador.

LAHAR: A landslide or mudflow of pyroclastic material on the flank of a volcano; also, the deposit produced.

LENS OR LENSES:                   Generally used to describe a body of
                                  mineralization that is thick in the middle and tapers towards the ends.

LODE: A tubular or vein like deposit of valuable mineral between well defined walls of rock.

MAGNETIC SURVEY:                  A geophysical survey that measures the
                                  intensity of the Earth's magnetic field.

MAFIC: Igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

MAGNETOMETER:                     An instrument used to measure the magnetic
                                  attraction of underlying rocks.

MAGNETITE:                        Black, magnetic iron ore, an iron oxide.

MASSIVE SULPHIDE:                 Mineralized rock rich in sulphide minerals
                                  (greater than 50%).

MEHRTENS (VOLCANICS):             A widespread local unit of volcanic flows and
                                  mudslides in eastern California approximately
                                  12 million years old.

MICRODIAMOND:                     Natural diamonds, generally of a size less
                                  than 0.4 millimetres.  Although these
                                  diamonds do not have monetary value, they are significant in that their presence indicates the possible occurrence of larger diamonds.

MINERALIZATION:                   The concentration of metals and their
                                  chemical compounds within a body of rock.

NET SMELTER RETURN:               A share of the net revenues generated from
                                  the sale of metal produced by a mine.

NIOBIUM:                          An exotic alloy metal, sometimes called
                                  columbium.

OLIVINE: A rock-forming silicate mineral series ranging from iron-rich to magnesium-rich. Important in mafic and ultramafic rocks.

OPEN CUT, OPEN PIT:               A mine worked at the surface.

ORE: A natural aggregate of one or more minerals which, at a specific time and place, may be mined and sold at profit, or from which some part may be profitably separated.

ORTHOMAGMATIC:                    The main stage of crystallization of
                                  silicates from a typical magma, during which as much as 90% of the magma may crystallize.

OVERBURDEN:                       Loose or consolidated rock that overlies a
                                  mineral deposit and must be removed prior to mining

OXIDIZED:                         Decomposed by exposure to the atmosphere and
                                  ground water.

PAYSTREAK:                        That portion of a vein which carries the
                                  profitable ore.

PENTLANDITE:                      Nickel iron sulphide, the most common nickel
                                  ore.





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PERIDOTITE:                       An intrusive igneous rock consisting mainly
                                  of olivine.

PIPE: A common term for a vertical cylindrical or column-like mass of rock that cooled and solidified in the neck of a volcano.

PLACER: A deposit of sand and gravel containing valuable metals such as gold, tin or diamonds, normally resulting from erosion.

PLATFORM COVER:                   Generally used to describe areas formed by
                                  relatively undeformed sediments lying on basement rocks.

PLIOCENE:                         An epoch of the Tertiary period, after the
                                  Miocene and before the Pleistocene; it is considered to be a period when the Tertiary is designated as an era.

PLUG: A common name for a small offshoot from a large body of molten rock.

PORPHYRY:                         Any igneous rock in which relatively large
                                  conspicuous crystals ae set in a
                                  finer-grained groundmass.

PRECAMBRIAN:                      All geologic time, and its corresponding
                                  rocks, before the beginning of the Paleozoic;
                                  it is equivalent to about 90% of all geologic time.

PROPYLITIC:                       A term that may be applied to any kind of a
                                  vein, meaning that the ore solution which has furnished the vein filling has also effected a decomposition or alteration of the wall rock as well, so that the walls of the vein consist of clay, talc, etc.

PROSPECT:                         Mineral occurrence with potential for an
                                  economic deposit.

PYROCLASTIC:                      Pertaining to clastic rock material formed by
                                  volcanic explosion or aerial expulsion from a volcanic vent.

PYROPE GARNET:                    A variety of garnet (cubic iron-, magnesium-,
                                  calcium-, or manganese-aluminosilicates) which contains mainly magnesium and a little iron; many pyrope garnets also contain chromium.

RADIOLARIAN CHERT:                A well-bedded microcrystalline rock with
                                  fossil shells and silica.

RECONNAISSANCE:                   First-pass exploration of a large area.

SCHIST: A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

SERICITE A white, fine-grained potassium mica occurring in small scales and flakes as an alteration product of various aluminosilicate minerals, having a silky lustre, and found in various metamorphic rocks, especially schists and phyllites or in the wall rocks, fault gouge and vein fillings of ore deposits.

SERPENTINE:                       A family of minerals which are the alteration
                                  products of olivine and pyroxenes.

SILL: An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

STOCKWORK:                        An interlacing system of small veins or
                                  lodes.

STRANGE LAKE:                     A lake near the Quebec/Labrador boundary.

SULPHIDE:                         A metallic mineral containing unoxidized
                                  sulphur.

TAILINGS:                         Reject products from a mineral treatment
                                  plant.





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TUFF:                             A rock formed from compacted volcanic origin
                                  containing clastic fragments.

ULTRABASIC:                       An igneous rock having a silica content lower
                                  than that of a basic rock, or less than about
                                  45%.

ULTRAMAFIC:                       An igneous rock composed chiefly of mafic
                                  minerals, such as monomineralic rocks
                                  composed of hypersthene, augite or olivene.

VEIN: Sheet-like body of minerals formed by fracture-filling or replacement of the host rock.

XENOCRYST:                        A mineral found in an igneous rock but which
                                  did not crystallize in the same place at the same time as the containing rock.

XENOLITH:                         An inclusion of a pre-existing rock in an
                                  igneous rock.





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ITEM 1.  DESCRIPTION OF BUSINESS

                                    GENERAL

The Company was formed in Ontario under the Business Corporations Act on June 1, 1989 by the amalgamation of Howe Exploration & Development Co. Limited and Merigomish Investments Limited. On April 20, 1993, the Company filed Articles of Amendment changing its name from Howe Exploration & Development Co. Limited to Howex Enterprises Ltd. These Articles of Amendment also served to remove the private company restrictions from its Articles. On September 23, 1994, the Company filed Articles of Amendment changing its name to Diadem Resources Ltd. and consolidating its issued common shares on the basis of one post-consolidation common share for each two and one-half pre-consolidation common shares. The registered head office of the Company is located at 350 Bay Street, 7th Floor, Toronto, Ontario, M5H 2S6, while its principal office is located at 110 Meadowvale Road, Scarborough, Ontario, M1C 1S1.

                          THE BUSINESS OF THE COMPANY

The Company and its predecessor company prior to amalgamation, Howe Exploration & Development Co. Limited, have been in the mineral exploration business in Canada and elsewhere since May, 1965. The Company was a contractor for mine development in the years 1965-1975 and has been an investor in properties and shares of mining companies and a consultant to mining companies since then.
The Company currently has interests in mining properties situated in Amador County and Eldorado County, California; Northern Quebec/Labrador and the Northwest Territories, Canada, and on Kalimantan Island and Belitung Island in Indonesia. The Company also owns a 46% interest in Waseco Resources Inc. ("Waseco") which is engaged in the exploration and development of an alluvial gold prospect and a hard rock gold prospect on the Island of Kalimantan, Indonesia and two hard rock gold prospects on the Island of Java, Indonesia.

RANCHERIA, AMADOR COUNTY, CALIFORNIA

LOCATION AND ACCESS

The property is located in Amador County in Sierra Nevada, California, forty-eight miles southeast of the state capital, Sacramento, and ten miles north-northeast of the town of Jackson. The property is well served by paved roads, with some accessible gravel tracks. Electric power, skilled miners and service industries are available in the area. The median altitude of the project area is 2,200 feet above sea level.

MINING RIGHTS AND TITLES

By agreement dated July 13, 1994 as amended by letter agreements of August 2, 1994, October 14, 1994 and December 8, 1994 between the Company and Silverstone Prospecting Syndicate ("Silverstone"), the Company optioned a 15% interest in thirteen recorded placer claims described below, technical data and any other claims or mining rights acquired by Silverstone within a specified area of interest. Mr. Derek Bartlett, a director of the Company, was appointed by the Company to negotiate on its behalf, the transaction with Silverstone, the latter being represented by Mr. George Silverman, who is also a director of the Company. To acquire an initial 15% interest in these claims, the Company was required, on or before February 28, 1995, to (i) pay to Silverstone the sum of $50,000 U.S. and (ii) issue a total of 150,000 common shares of the Company. The Company paid the $50,000 cash on February 28, 1995, and issued the 150,000 shares on March 6, 1995. Exercise of this option by the Company secured an option for the Company to acquire an additional 15% interest in the claims.

The option to acquire a further 15% interest, which increased the Company's position on the claims to an aggregate of 30%, had to be exercised within 210 days from February 28, 1995. The Company was required to (i) pay Silverstone an additional fee of $50,000 U.S., (ii) deliver 150,000 additional common shares of the Company to Silverstone, and (iii) provide technical data and financial statements establishing expenditures of





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not less than $350,000 U.S. on the properties. The Company paid the $50,000
U.S. cash on October 2, 1995, and issued the shares on September 19, 1995. The Company also provided technical data and financial statements to Silverstone establishing expenditures exceeding the $350,000 U.S. threshold prior to May 31, 1996. Exercise of this option provided the Company with an option to increase its interest in the claims by a further 15% on the terms described below.

To increase its interest by a further 15%, bringing its aggregate position in the claims to 45%, the Company would be required, within 400 days from February 28, 1995, to (i) pay Silverstone an additional fee of $100,000 U.S., (ii) deliver 150,000 additional common shares of the Company to Silverstone, and
(iii) deliver technical data and financial statements establishing a further $650,000 U.S. in expenditures on the properties. By letter agreements dated January 10, 1996, February 27, 1996 and November 1, 1996, the date by which the cash payment, share issue and expenditure amount must be completed has been extended to February 1, 1997. The extension was necessitated by the difficulties experienced in securing equipment to commence the next stage of work. Despite the extended deadline, the Company issued the 150,000 common shares on February 27, 1996. Exercise of this option would also provide the Company with an option to increase its interest in the claims by a further 15%.

To acquire an additional 15% interest, bringing its aggregate position in the claims to 60%, the Company would be required to deliver technical data and financial statements establishing additional expenditures on the property of not less than $1,000,000 U.S. within 766 days from February 28, 1995. Pursuant to the extensions granted in the January 10, 1996 and February 27, 1996 letter agreements, the deadline by which the Company must complete the foregoing steps is October 4, 1997.

A total of thirteen claims have been staked by Silverstone to date. Seven recorded placer claims are located in the Rancheria East area, while an eighth placer claim has been staked in the Volcano West area. The seven Rancheria East placer claims are each 40 acres in size, and the one Volcano West placer claim is approximately 34 acres in size. Five additional placer claims have been staked by Ryder on behalf of Silverstone and these have been called the Sophie claims. The 13 claims which have been recorded are registered in the name of Silverstone Prospecting (Cal.) Inc. on behalf of Silverstone.

The agreement with Silverstone also provides that if Silverstone is successful in acquiring additional claims within a certain area in Amador County defined in the agreement, these claims will be included in the agreement with the 13 claims currently staked and recorded. The Company will be entitled to acquire up to a 60% interest in each additional claim or mining right acquired by Silverstone without payment of additional consideration, save and except for reimbursement to Silverstone of its costs and expenses of acquiring these additional claims. On November 7, 1994, Silverstone entered into an option agreement with the owner of a further three parcels of placer mining rights in the Rancheria West area. This option agreement provides for exclusive rights to prospect, explore and mine minerals on this area totalling 260 acres in exchange for option payments totalling $600 U.S. and a royalty equal to 10% of all gold recovered.

Silverstone's principal office is located at 75 Acton Avenue, North York, Ontario, M3H 4H2. Silverstone was formed for the purpose of financing prospecting expeditions or preliminary mining development or the acquisition of mining properties in Canada and elsewhere.

REGIONAL HISTORY

Gold

The first important discoveries of placer gold in California occurred in 1848. The succeeding gold rush continued until 1863, reaching an annual maximum of four million ounces in 1852. From 1863 to 1933, placer gold was obtained from hydraulic mining and dredging at an average annual production rate of 600,000 ounces. Large scale dredging led to an increase in production to 1.5 million annual ounces in 1940. Increased costs in the 1950's curtailed production to a low of 8,000 ounces in 1969. The first quartz mining for gold followed closely on the





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placer discoveries in 1848 to 1850.  In the succeeding century, 27 million ounces were produced from underground, compared to 79 million ounces from placer deposits. Lode mining essentially ceased in the fifties but has undergone a significant revival in the 1970's and 1980's. The first diamond found in California was reported from placer workings in 1848. In subsequent years at least 800 diamonds were encountered in the course of placer gold production. At the same time, a significant number of diamonds were destroyed in stamp mills. The total number of diamonds which can be calculated from available data is approximately 810. The diamonds were generally medium in weight, ranging from 1/4 carat to 6 carats. No estimate has been published of the ratio between gem and industrial stones. From historic descriptions there is an impression of a ratio as high as 50%.

Smaller scale placer operations, including drift mines, were unregulated and untaxed and little information is available on gold recovery rates, mining costs and productivity. Only the larger dredging and hydraulic operations reported specific costs, and general gold values. Site preparation and restoration costs were omitted. To the north of Rancheria, the Pigeon drift mines reported about 0.086 ounces per cubic yard recovery. To the north of Volcano, the Elephant hydraulic mines reported 1932 washing costs of $0.22 per cubic yard. Gravels of three foot thickness were overlain by 45 feet of volcanic ash, which was removed. Only the gravels were directed to the sluice box. Since this operation continued from 1923 to 1937, when the overburden height increased to 100 feet, Scott estimated it was profitable in 1932 despite its high cost. Another drift mine, northwest of Rancheria, is estimated to have produced 13,000 cubic yards of gravel from which 0.53 ounces per cubic yard were recovered. To the east of Volcano, a conventional dredge was operated in previously worked recent stream gravels, five to fifteen feet thick, from 1940 to 1988. Gold recoveries were around .004 ounces per cubic yard. The 1889 report of the State Mineralogist indicated average channel width of 100 yards, one yard thick. The gold recoveries were reported as equivalent to between 0.55 to 0.82 ounces per yard.

All the Volcano production was obtained either directly or indirectly from basal Valley Springs gravels, which by all reports, had an average thickness of three feet. The geology indicates that there was a single channel which supplied all the Volcano gold, and the area eroded contained 3.2 million cubic yards. To provide the 900,000 ounces recovered in mining, the initial in situ gold content had to average 0.28 ounces per cubic yard.

Literature research and field work by Silverstone geologists and prospectors has identified 44 former placer mines in the district, all related to ancestral channels of the Valley Springs formation. They demonstrated that reasonable gold recoveries were attainable wherever Valley Springs gravels were accessible.

DIAMONDS

References in the literature are common on the discovery of diamonds in sluice boxes from Valley Springs cemented gravels. In the vicinity of Oleta north of Rancheria, five diamonds of unknown size were recovered by gold miners. In the town of Plymouth, on the Volcano ancestral channel, a 2.65 carat stone was picked up in 1934. At Rancheria, in 1883, placer miners recovered one quality stone of 1.28 carats. At Jackass Gulch, near Volcano, 60 or more diamonds, many from 1.0 to 1.6 carats survived the stamp mills of placer operations between 1870 and 1885. In 1875, a tunnel was driven by a prospector named Wisner for three months on a cemented gravel bed at the base of the Valley Springs formation. The tunnel did not encounter enough gold to be mineable, but Wisner did collect 20 authenticated diamonds from his occasional test pannings. The existence of this discovery and the presence of frequent diamond fragments in stamp mill operations in the Volcano district provoked a recommendation from the State Mineralogist that the gold recovery techniques be modified to conserve diamonds. Prospect tunnels at that time were six feet by three feet in size, and advanced two and one half feet per day. Wisner's advance would have been approximately 175 feet, yielding 97 cubic yards of gravels. Although there are authenticated reports of diamonds recovered and sold from other Volcano placer operations, this is the only case where diamond count can be related to gravel volumes.

REGIONAL GEOLOGY AND MINERALIZATION

Most of the 106 million ounces of gold mined from California was originally deposited in the Mother Lode, a 250 mile long "break" marked by the Melones and Weimar "down to basin" faults, a series of ultramafic sills, and an





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almost continuous stretch of lode gold deposits. The California Gold District
Map shows 375 former producers along the central part of the Mother Lode break, and another 200 on ancillary structures. Lenses and beds of quartz-rich polymictic (multiple pebble types) gravel occur for the length of the Mother Lode, frequently down slope from the gold mines. These gold rich gravels were the source of most of California's gold production. They are now essentially depleted. Fifteen miles east of the Mother Lode and 1,500 feet higher in elevation is a series of gold mines along a 140 mile trend parallel to the Mother Lode. Unlike the Mother Lode, there is no obvious unifying structure and the mines are, on the average, smaller. Like the Mother Lode, mill feed would range from 0.25 to 0.50 ounces per ton. Some mines produced over 250,000 ounces of gold. It is assumed that the erosion of this area, known as the Eastern Gold Belt produced the gold in the gravels of the area known as the Valley Springs Formation, where the Company's Rancheria project is located.

The Volcano Rancheria District comprises some 40 square miles where Valley Springs gravels (25 million years) were laid down and subsequently covered by Mehrtens volcanic flows (20 million years). The gravels were deposited over a rolling, eroded surface by a series of wide ranging rivers whose flood plains are described as ancestral channels. After further uplift of the Sierra Nevada mountains, prolonged erosion removed 75% of the Valley Springs gravels and the covering Mehrtens volcanics. The areas remaining represent ancient topographic lows, the terrain best suited for placer mineral deposits.

Most of the production of placer gold in the Volcano Rancheria area has come from drift mines or high pressure hydraulic mines from the Valley Springs gravels and from erosion from the Valley Springs outcrops. These secondary deposits were mined from four environments: (i) hillside (colluvial) deposits from movement of wet soils due to gravity; (ii) stream (alluvial) deposits, with concentration at the base of the valley; (iii) fissure deposits in the bedrock beneath stream beds; and (iv) river (distant alluvial) deposits beyond the point of formation of higher grade placers. The placer deposits of Volcano when they were described as among the richest in California, were included in the first three environments. In the Volcano Rancheria district, records show 44 separate mines in the Valley Springs gravels or derived sediments. From data derived from these mines, Scott determined that: (i) the thickness of gravels ranged from two to nine feet and averaged three feet; (ii) gold also occurs in the volcanic ash above the gravels; (iii) all of the basal gravels that have been prospected have contained recoverable gold; (iv) the highest gold concentration occurs where gravels have been concentrated by later sedimentary processes; and (v) all of the larger gold operations reported diamonds in the sluice boxes.

EXPLORATION TO DATE

The targets in the Volcano-Rancheria project are placer concentrations of gold and diamonds, either together or separately. While the historic miners were able to recognize the gravels, they were unable to predict the enriched areas. When the paystreak had to be followed beneath volcanics, hard work and blind luck were the only prospecting tools, and the miners were rarely successful. There is no technique which will allow the direct detection of gold or diamonds beneath covering rock. Certain advanced techniques will allow prediction of the likeliest areas for richer mineralization.

Geological mapping conducted by the Company outlined an area of approximately
4.5 square miles of lava covered basal gravels. The western and eastern extremities were mined for gold and diamonds. The properties, Rancheria West and Rancheria East, cover an area of 540 acres of the lava cap remnant on tertiary river gravels. Detailed geophysical surveys over limited areas of the Rancheria West claims detailed a 1,200 foot long and 300 foot wide magnetic feature corresponding to a river gravel; the feature is open eastward for another 6,000 feet. Inspection of an existing abandoned tunnel and the face of adjacent outcrop revealed a 1,000 foot wide area of cemented gravel between 8 and 12 feet thick. Sampling of the wall of the abandoned tunnel gave a minimum gold recovery value of 0.12 ounces per cubic yard for what has been deemed waste by historic standards in the cemented gravels. Based on face exposure and reconnaissance magnetic surveys conducted by the Company, an estimated 2.07 million cubic yards of concentrated gravels underlie the claims at an estimated minimum grade of 0.125 ounces gold per cubic yard.

The interpreted gravel bed from which the 1.28 carat diamond was recovered, is 300 feet wide and has been followed for 1,200 feet by magnetic survey. It is believed to extend for a further 6,000 feet with an average thickness of three feet, and an expected grade greater than the cemented gravels. Two other river gravels are also interpreted as occurring parallel to the main river channel throughout the claims, but require further definition by geophysics and drilling.

Upon completion of the Company's initial public offering in March, 1995, field work on the Rancheria property commenced. Heavy late spring rains initially slowed the field activities which consisted of the following: (i) the surface location of the Valley Springs Formation and its basal gravels were to be mapped, with elevations determined; (ii) the gravel areas identified were to be sampled by backhoe, with land then restored to its original contour and re-seeded; and (iii) all of the available Upper Valley Springs Formation and Mehrtens Formation areas were to be subject to detailed magnetometer surveys to detect any buried concentrations of magnetite.

The data obtained and compiled from the work program led to a re-evaluation of the approach to test-mine the gravels. The extensive nature of the gravels on the cliff face, the imprecise nature of the magnetic response and the discovery of the extensive old workings, required further subsurface data on the distribution of the gravels prior to test mining.

Initial work on the property focused on the establishment of a surface grid which was utilized for prospecting, geological mapping, geophysical surveying and general access on the property. Spring rains continued to the end of June, which slowed the initial phase of work and delayed the start-up of the backhoe trenching program at the cliff face.

A magnetometer survey was conducted over the Rancheria property using the cut grid lines. Based on field visits and geological data it was determined that drilling would be appropriate to locate the extensions of the channels and to obtain samples to determine their viability.

A trenching program of work was aimed at the determination of the location, width, thickness and gold grades of the tertiary gravels partially exposed along a 2,000 foot long, north-south oriented cliff face or escarpment, and the location and recovery of diamonds and/or associated minerals from the trenched gravels.

The trenching program commenced in mid-May and was completed by mid-August, 1995. Re-seeding and reclamation of disturbed sites was completed in the spring of 1996. Initially, a total of 19 trenches and pits were dug by backhoe into the cliff face at approximately 100 yard intervals over its entire length. The aim of the trenching was to expose the basal Valley Springs gravels for bulk sampling. At each trench site, the excavations were mapped and gravel thickness and type were determined. The gravel horizons were marked and sample thicknesses and lengths outlined. The gravels were sampled and processed on site.

A processing sample plant was erected on site and followed normal placer gold recovery techniques. The end product was a table concentrate, or black sands. This material was panned and visible gold recovered, separated and weighed.

Based on initial results, further trenches were excavated and this program exposed a 1,450 foot tertiary river channel containing gold-bearing gravels, with two pay streaks identified within the channel. Previously unknown mining tunnels were discovered during these excavations, but a full section access to the paystreak was not achieved. A total of 30 gravel samples were taken and processed through the on-site plant. Gravel sample size ranged from 1 to 10 cubic yards. The gold recovered by tabling and panning when plotted outlined two wide gold-bearing paystreaks along the cliff face. Indicator minerals normally associated with diamonds were also recovered from the gravels.

The first of the two identified paystreaks, the "Telegraph" has an average width of 360 feet and thickness of 9 feet, with gold recoveries of 0.068 to
0.11 ounces per cubic yard in the highly cemented gravels. The second of the two, the "Evans" paystreak has an average width of 350 to 400 feet and a thickness of 2 to 5.5 feet, based on face sampling only. Gold recoveries of up to 0.037 ounces per cubic yard in cobble-filled excavations is indicative of a rich paystreak, which was previously mined to air shafts located 600 feet east of the face.

Detailed ground magnetic surveys show the continuation of the Evans paystreak eastward for 1,000 feet below the volcanic capping. The paystreak magnetic signature is lost due to thick Andesitic volcanic capping further eastward. Low magnetic content in the Telegraph paystreak did not allow sub-surface delineation. Two negative magnetic features, possibly indicative of intrusions, were identified and require investigation.

WORK PROGRAM

The Company has made the following observations and conclusions based on its review of available information: (i) two gold-bearing paystreaks, the Telegraph and the Evans, were located by trenching on the main north-south cliff/escarpment. The paystreaks ranged from 360 to 400 feet in width, and from 4.5 to 9 feet in thickness; (ii) the Telegraph contained gold values from
0.068 to 0.11 ounces gold per cubic yard; the Evans paystreak was delineated by the distribution of old mine workings, currently filled with hand stacked cobbles and boulders. Gold values in the clay-covered cobbles which were used to fill the old mining tunnels ranged from 0.012 to 0.037 ounces gold per cubic yard, indicative of a high gold content in the mined gravels; (iii) indicator minerals found associated with diamonds were recovered from the Evans paystreak gravels; and (iv) results of the trenching and interpretation of the ground magnetometer survey indicate sufficient volume and gold grade to justify further expenditure on exploration on the property.

The Company intends to complete a two step, or phased drilling program on the property to delineate the subsurface gravel gold-bearing paystreaks. The program is designed to determine (i) the subsurface extent, width, thickness and length of the Evans and the Telegraph paystreaks; (ii) the gold grade/content of the gravels; (iii) the presence/abundance of diamonds and/or diamond indicator minerals; (iv) the gravel composition to evaluate mining techniques; and (v) the source of two unusual magnetic low features.

LEEK SPRINGS, ELDORADO COUNTY, CALIFORNIA

LOCATION AND ACCESS

The property is located in the Eldorado National Forest, in Eldorado County, California, in Sierra Nevada, California. The property is made up of two claim blocks, separated by a narrow strip of private land. The nearest habitation is a ski resort located three miles east of the property. Placerville is the nearest large town and the administrative centre of the county, located 28 miles west-northwest of the property, while Lake Tahoe is located 22 miles to the northeast.

Access to the property is from Highway 88, one of the main paved access roads through the Sierra Nevada mountains from the Great Valley of California. Highway 88 connects Stockton in the Great Valley with Carson City, Nevada. The property is well served by paved roads and gravel tracks. The area was recently logged, so logging tracks and dirt roads provide additional access on the property.

The climate is Alpine. The area experiences warm, dry, short summers and long, cold winters with snow accumulations in excess of 10 feet. The property is at 7,000 feet elevation, experiences considerable snowfall in the winter months and is generally snow-covered from November to May.

The main Leek Springs Valley is a typical "Alpine Meadow" of grasses and flowers, with continuous flowing small streams fed by numerous year-round springs. The springs originate at the geological contact of the Mehrten Formation andesite and the granite. The Valley sides on the north are gently sloping while the southern sides are steep. The sides are covered by mature conifers, thinly spread, due to active logging operations over the past fifty years. The valley slopes at higher elevation have a more sparse conifer population, due to outcropping Mehrten Formation andesites and poor soil formation.

Regulations in Eldorado County prevent mineral exploration within one mile of any dwelling.

MINING RIGHTS AND TITLES

By agreement dated November 6, 1995 between the Company and Silverstone, the Company optioned a 10% interest in 56 recorded claims described below, technical data and any other claims or mining rights acquired by Silverstone within a specified area of interest (herein, the "Area of Interest"). The property consists of 56 unpatented mining claims which cover approximately 1,120 acres. The larger, northern claim group, known as the Judy Claims ("Judy"), comprise 46 claims and the smaller, southern group, known as the Adrienne Claims ("Adrienne") consists of 10 claims. The Adrienne claims were staked between June and September, 1994. The Judy claims, were staked during November and December, 1995. The total area claimed encompasses the known outline of the Adrienne pipe lamproitic diatreme breccia ("Adrienne Pipe"). The majority of the work conducted by the Company was completed on the large claim group, on the Adrienne Pipe, north of Leek Springs Meadow.

Mr. Derek Bartlett was appointed by the Company to negotiate on its behalf, the transaction with Silverstone, the latter being represented by Mr. George Silverman. To acquire an initial 10% interest in these claims, the Company was required, on or before December 6, 1995, to (i) pay Silverstone the sum of $50,000 U.S. and (ii) deliver to Silverstone a total of 150,000 common shares of the Company. Compliance with the Decenber 6, 1995 deadline for payment was waived by Silverstone, and the Company paid the $50,000 U.S. on January 16, 1996 and issued the common shares on January 18, 1996. Exercise of this option secured an option for the Company to acquire an additional 15% interest in the claims.

To acquire a further 15% interest, increasing the Company's interest in the claims to 25%, the Company has (i) paid Silverstone an additional fee of $100,000 U.S., (ii) delivered to Silverstone an additional 200,000 common shares of the Company, and (iii) provided technical data and financial statements establishing cumulative expenditures of not less than $500,000 U.S. on the properties. Exercise of this option also provided the Company with an option to increase its interest in the claims by a further 15%.

To increase its interest by an additional 15%, bringing its aggregate position in the claims to 40%, the Company would be required, on or before March 20, 1997, to (i) pay Silverstone an additional $100,000 U.S., (ii) deliver an additional 200,000 common shares of the Company, and (iii) provide technical data and financial statements establishing expenditures of a further $500,000 U.S. Exercise of this option will secure an option for the Company to acquire an additional 15% interest in the claims. The Company intends to pay the $100,000 U.S. option fee with proceeds from this offering. The $1,000,000 U.S. aggregate expenditure would be increased to $1,500,000 U.S. upon the discovery of other potential diamond host rock targets within the area of interest, but excluding those on Adrienne #1, #2, #4, #11 and #12 Lode Claims.

To acquire an additional 15% interest, bringing its aggregate position to 55%, the Company would be required, on or before August 2, 1998, to (i) pay Silverstone an additional sum of $100,000 U.S., (ii) deliver an additional 200,000 common shares of the Company, and (iii) provide technical data and financial statements establishing additional expenditures of $4,000,000 U.S.

REGIONAL HISTORY

Since 1848, approximately 810 alluvial diamonds have been found in California. No accurate records were kept. The majority of diamonds were found by chance in the sluices used in gold mines. The only attempt at diamond exploration occurred at the Cherokee Diggins in Butte County, where between 400 and 500 small diamonds were recovered from gold-bearing gravels. A small eclogite, a potential diamond source rock, was located nearby, but proved to be barren.

Based on the geographical distribution of the alluvial diamonds and their secondary source environments, Ryder divided diamond occurrences in California into two distinct zones, the Sierra Nevada Diamond Province and the Klamath Mountain Diamond Belt. The majority of the California alluvial diamond finds are located in the Sierra Nevada Diamond Province. Within this Province, greater than 90% of the recorded diamonds are recovered from three locations or mining districts: Cherokee Diggings (300-600 diamonds); Placerville Mining District (90 diamonds); and Volcano - Rancheria District (100 diamonds). The latter location is where the Company's

Rancheria placer gold and diamond prospect is located. The majority of recorded diamonds in the above districts were recovered from Tertiary gravels left by ancient rivers draining and eroding the emerging Sierra Nevada Mountains. Plotting the locations of the alluvial diamonds by Silverstone demonstrated that one ancient river - the Tertiary Mokelumne River - has consistently yielded numerous large and small, gem quality diamonds from it's gravels.

The Leek Springs property is located at the headwaters of the present-day north fork of the Cosumnes River and coincidentally at the ancestral headwaters of the Tertiary Mokelumne River, twelve miles east-northeast of the Volcano-Rancheria district. The Tertiary Mokelumne River contained widespread gold-bearing and diamond-bearing gravels. The richest diamond-bearing gravels were in the Volcano - Rancheria mining district. Alluvial diamonds were also found throughout the channel gravels as well as the tributaries flowing into the main channel. Recorded recoveries of diamonds decreased during the later part of the nineteenth century due to the introduction of stamp mills that crushed the gravels and diamonds. Interpretation of the available historical records on diamonds in California by Silverstone indicates that the majority of the stones recovered were of gem quality. This interpretation is consistent with worldwide experience with alluvial diamonds; flawed diamonds will not survive in a river environment. Diamonds recovered and authenticated range in size from microscopic particles up to 6 carats with an average size estimated at 0.8 carats.

No modern exploration or mining of alluvial diamonds has been previously undertaken in California. This may be due, in part, to: (i) ignorance of the early miners - gold was the desired object of the gold rush era miners. The South African diamond fields had not yet been discovered, and diamonds were regarded as a "curiosity"; (ii) enthusiasm for diamonds from the "experts" of the time was not forthcoming. Experts from South Africa as well as the California Geological Institute did not believe California to be a promising area for diamond mining; (iii) mining methods used, such as hydraulics, were disliked by mine managers as well as state mineralogists; (iv) the nature of alluvial diamonds - most of the stones (diamonds) pick up a coating of salts during their course down the river and they could not be collected using the gold recovery techniques used; and (v) the nature of the gravels - diamonds found during mining were invariably found in cemented or compact gravels. The gravels were crushed in stamp mills to recover the gold, which also resulted in the destruction of the diamonds.

Serious consideration has only been given to the concept that economic deposits of diamonds in host rocks could be found in North America since the 1970's. Exploration during the 1970's resulted in the discovery of diamondiferous kimberlites in Colorado and in the early 1990's in the Northwest Territories of Canada. In California, no diamondiferous source rocks for the alluvial diamonds were found until April 1996 when the Company announced that diamond fragments were recovered from drill cuttings at Leek Springs.

REGIONAL GEOLOGY AND MINERALIZATION

The greater part of the Judy Claims are underlain by dark, andesitic lahar mudflows-agglomerates, with sparse outcropping of granite at the lower elevation. The claims have not been geologically mapped in detail. Ryder mapped the Adrienne Claims in detail in the fall of 1995. The geological mapping and geophysical ground magnetic mapping correlated well. Outcrop is limited on the Adrienne Claims. The greater part of the claims are covered by a light brown to tan-coloured soil containing small pebbles and fragments of andesitic rocks. In the western claims, similar soils contain granite fragments.

The western Adrienne Claims have irregular rugged topography and are 80% underlain by medium to coarse granites and granodiorites. Large round and sub-round boulders of granite are common, forming boulder fields on partially denuded granite "hills".

The granite rocks are unconformably overlain by Pliocene Mehrten Formation Andesitic volcanics. In one area, geophysical data partially supported by geological mapping indicates a fault contact between the granite and Mehrten volcanics. The lowest Mehrten Formation Volcanics, where outcropping, are andesitic mud slides and flow breccias composed of angular to sub-rounded, cobble sized blocks of andesitic rocks in a hard, fine-grained, mud matrix. At higher elevations, in the northern and north eastern part of the claims, no outcrops are exposed. Abundant boulders and cobbles, sub-rounded to sub-angular, of a light coloured massive, medium grained andesitic rock with scattered, occasional, large amphiboles predominate. The distribution of the "boulder fields" of this andesitic rock type coincides with elevated magnetic intensity, and are clearly visible on the contoured magnetic map. The area between the massive andesites and outcropping granites is covered by buff to light brown soils which contain small fragments of different andesite rocks.

No surface evidence of the diamondiferous diatreme breccia was found during the geological mapping. The surface of the diatreme is covered by either a 20 foot thick blanket of grey, brown soil or Mehrten Formation Andesite.

EXPLORATION TO DATE

Based on the results of a three month literature study completed by Silverstone and field visits to alluvial diamond localities by Silverstone, a three thousand square mile area was targeted for reconnaissance and heavy mineral stream sediment sampling. A lack of detailed magnetic or other data precluded target selection by available geophysics. Testing of tertiary gravels allowed Silverstone to select optimum sampling conditions. Sample and mineral size helped in the determination of alluvial diamond indicator mineral association. Orientation sampling of present day rivers and creeks helped refine the sampling and processing methods.

The main creeks and river draining the target areas were sampled along their courses at approximately five mile intervals back to their present day headwaters. At each sample site between 30 and 50 litres of stream sediment was collected. At each location optimum heavy mineral sediment traps were selected. The samples were screened on site at the minus 1/4 inch fraction retained for processing. An initial heavy mineral concentrate was prepared from the sample and was further processed again by screening, magnetic separation and the use of density liquids (lithium metatungstate). The final heavy mineral concentrate was microscopically examined, minerals identified and counted. Selected mineral grains were picked, and identification of the grains was undertaken. A total of 250 stream sediment samples were taken, processed and the heavy mineral content for each sample plotted.

Silverstone used conventional and non-coventional indicator minerals to target a number of drainages for follow-up exploration and prospecting. After follow-up sampling, the north fork of the Consumes River, with Leek Springs Meadow at its headwaters, proved to be Silverstone's number one target in the area, based on: (i) red garnet content found; (ii) the unusual abundance of green-diopside minerals; (iii) the meadow, the topographic low, at the headwaters of the river; (iv) the presence of chrome spinels; and (v) the paleoheadwaters of the ancestral, diamondiferous Mokelumne River.

Microprobe analyses on the green diopside minerals showed that many (approximately 15%) had a chrome and calcium ratio within the stability field of diamond occurrences world-wide. The downstream samples also showed appreciable olivines that continued to the head of the valley. Although olivine is not an "indicator mineral", it is present in significant amounts in both kimberlites and lamproite volcanics.

Based on the heavy mineral data, Silverstone staked a number of unpatented mining claims, the "Adrienne Claims", in 1994. Detailed sediment sampling of creeks and dry gulches draining the Adrienne Claims was undertaken in the summer of 1995 by Silverstone. Heavy mineral concentrates (total 18) contained the following suite of minerals: clinopyroxenes, diopside, olivine, amphiboles, chrome spinels, ilmenite, orthopyroxenes, aluminium spinels, and an assorted variety of garnets, zircons and other minerals. These minerals included conventional indicator minerals, chrome spinels and chromium diopside, as well as many other minerals. Plotting of the heavy mineral results, in conjunction with the geophysical data, helped select drill sites for the fall drilling of 1995.

In conjunction with the heavy mineral sediment sampling, Silverstone conducted a detailed ground magnetic survey over the northern Adrienne Claims. A north-south trending magnetic anomalous zone, approximately 600 feet wide, was identified. Five separate magnetic anomaly zones of interest were outlined. The correlation of the magnetic data with the heavy mineral survey, field mapping, prospecting and drilling in this anomalous zone determined the source of the indicator minerals.

Upon the execution of the Diadem-Silverstone agreement on November 6, 1995, a budget and program of work was agreed upon for the Adrienne Claims. The time of the year restricted field activities to: (i) core drilling the initial geophysical targets, coincident with heavy mineral targets; (ii) commencing infill heavy mineral stream sediment sampling within the Area of Interest in the vicinity of the Adrienne Claims; and (iii) prospecting/geological mapping of the Area of Interest.

The heavy mineral sampling programme that proved successful in targeting the Adrienne Claims for core drilling and eventual discovery of diamondiferous breccia was extended to cover the Company's Area of Interest centred on these claims. All minor creeks and dry gulches were sampled, to the north of the Adrienne Claims.

A total of 50 sites were sampled prior to the arrival of the first snows. The samples were processed in the same way as described above. It became apparent during the sampling and the preliminary screening of the samples that indicator minerals used to locate the Adrienne Claims were present in the majority of the gulches/creeks to the north of the Adrienne Claims. The sediment sampling program continued until mid-December 1995. The last samples were processed by mid-February. Plotting of the indicator minerals resulted in the identification of other targets.

The intersection of diatreme breccia material with indicator minerals in the first drill hole and the discovery of abundant indicator minerals in sediments to the north of the Adrienne Claims resulted in a change in program. The area north of the Adrienne Claims was staked (the "Judy Claims"), resulting in the curtailment of the geological mapping and infill sampling. The arrival of winter snows in mid-December 1995 halted all field operations at Leek Springs.

DRILLING AND CORE PROCESSING RESULTS

Core drilling commenced in early November. By mid-December 1995 three drill holes (drill holes #1, 2 & 3) had commenced, but only the third had been completed. A total of 504.5 feet of core drilling was completed prior to the onset of winter. A small processing plant to treat the drill cuttings, cores and the heavy mineral sediment samples was erected close to Leek Springs. It was the intention of the Company to process the drill material to determine indicator mineral content and to check for microdiamonds, by preparing heavy mineral concentrations to reduce the volume of material for shipment to Canada for analysis. All drill cores and cuttings were crushed, screened, milled and concentrates collected. Small samples (2 to 3 ounces) of concentrates were taken for heavy mineral identification.

The drilling confirmed the presence of diamondiferous breccias on the property at Leek Springs. This is the first known/confirmed diamond host rock in the history of California. A total of 234 diamond fragments were identified in the final caustic leach residues of samples from drill hole #1. Only one diamond fragment was recorded from drill hole #3. The diamonds are clear, white, angular, shard-like fragments of different sizes, ranging from 0.06 mm to 0.68 mm and weighing from 3,616 to 216,972 octacarats. One octacarat equals one hundred-millionth of a carat.

The existing core sample information is insufficient to make determination of diamond grade at the property. Accompanying the diamonds in drill hole #1 were a number of classical diamond indicator minerals, namely: G-9 garnets, chrome spinels ("chromites"), picroilmenites, and eclogitic pyrope garnets. In addition, exotic or rare minerals/metals were found in the diamond deposits such as moissonite and gold. Visual inspection of the insoluble residues from drill hole #3 showed a presence of these minerals in approximately the same amounts. Gold was also present.

STREAM SEDIMENT RESULTS

The stream sediment sampling program for heavy minerals showed that the conventional and non-conventional indicator minerals used to locate the Leek Springs diamondiferous breccia were present in the same amounts to the north of Leek Springs. The distribution of the indicator minerals helped define the continuation of the favourable geology to the north of the Adrienne deposit. In addition, other sample locations in the Company's Area of Interest contained similar indicator minerals from different primary watersheds. Very limited prospecting and follow-up in these areas located breccia and tuff outcrops similar to the material in the drill cores.

The type and distribution of outcrop and indicator minerals in the vicinity of the drill holes infers a minimum size of 125 acres for the diamondiferous breccias or 7,000 feet in a northwest-southeast direction along its main axis and a width of 800 feet. Recent exploration, based on bedrock exposures, suggests the Adrienne Pipe has the potential to be larger. The data generated to date suggests the Adrienne deposit has many similarities to the Argyle Diamond District in Northwestern Australia.

However, based on the limited detailed data available and on recent outcrop information it is entirely possible that the Adrienne deposit may reflect the volcanic rock that fell back into the crater of the volcano, with the real "pipe" buried hundreds of feet below, and be neither a lamproite or a kimberlite.

WORK PROGRAM

Based on a review of the historical data, Silverstone information and data, and the results of the dissolution of drill cores samples, and stream sediment samples, the Company has reached the following conclusions: (i) the presence in the breccia of diamond fragments in conjunction with indicator minerals from the diamond stability field, possibly explains the source of the alluvial diamonds downstream; (ii) the breccia body, the Adrienne deposit, may be approximately 7,000 feet long with a width of 800 feet. It covers an area of 125 acres; (iii) outcrops of similar breccias, tuffs and sediments of volcanic origin are present in the Company's area of interest and require further exploration; (iv) the Adrienne deposit (based on indicator minerals, whole rock chemistry, geometry, diamonds, etc.), has characteristics similar to the Argyle deposit in Australia; (v) additional targets for diamonds exist in the Area of Interest; (vi) visible gold was detected in leach residues from drill holes and sulphides, including pyrite were recorded in lab analysis; (vii) the presence of a diamondiferous breccia with lamproitic characteristics and of similar size and shape as the Argyle deposit may be present on the property;
(viii) further exploration for diamonds in the Area of Interest is justified; and (ix) detailed evaluation of the Leek Springs breccia is justified.

The evaluation of diamond deposits is problematic due to the very low concentration of diamonds in an economical deposit. Economic deposits may grade from one part per million for high grade mines to one part per 100 million for the lowest grade deposits. Thus, large sample sizes are required to obtain representative results.

The Company is in the process of completing an initial evaluation program of the Adrienne deposit, designed to: (i) examine the geology and the shape of the Adrienne deposit; (ii) obtain information on the diamonds in the pipe, such as type, shape, size, quality and age; (iii) obtain data on mineral associations and chemistry of indicator minerals to help in evaluation of the deposit and location of other similar deposits; (iv) obtain information on diamond liberation characteristics and metallurgical data for plant processing; and (v) provide an initial idea of reserves.

The evaluation program will consist of the following parts: (i) drilling for geology and reserve calculations; (ii) large diameter core drilling for semi-bulk samples for preliminary estimate of grade; (iii) ground magnetic surveys and geological mapping to define pipe boundaries; and (iv) surface bulk sampling and drilling as appropriate.

PEKAN RIVER AND SARAH LAKE, QUEBEC

LOCATION AND ACCESS

The Pekan River Prospect is located in Courchesne Township, 50 kilometers south of the nearest town, Fermont, Quebec. The Sarah Lake Project is located in Desportes Township, 90 kilometers southeast of Fermont. Both properties are accessible by float-equipped or ski-equipped aircraft from Wabush, Labrador. There is limited road access along the lines supplying hydroelectric power to the areas. Fermont has rail access to the port of Port Cartier.

MINING RIGHTS AND TITLES

By agreement dated July 21, 1995 as amended by letter agreements dated June 4, 1996, and July 31, 1996 between the Company and Beaver Syndicate ("Beaver"), Suite 360, 4100 Yonge Street, Toronto, Ontario, M2P 2B5, the Company agreed to purchase a majority interest in two Mineral Exploration Permits (the "Permits"). The first Permit, #1017, located in Courchesne Township, Quebec was designated the Pekan River Prospect. By letter agreement dated June 4, 1996, Beaver confirmed that they have staked another property, Permit #1106 located in Desportes Township, Quebec and known as the Sarah Lake Project (formerly referred to as Lac Edgar Project), and other than a fee of $5,000, no additional consideration was paid by the Company to include the additional permit in the July 21, 1995 agreement.

Pursuant to the July 21, 1995 agreement, as amended, the Company optioned a 51% interest in the Permits. To acquire the 51% interest, the Company was required, on or before May 30, 1996, to (i) pay to Beaver the sum of $9,200.00, representing Beaver's out-of-pocket expenses in prospecting and rental fee payments on the Permits (ii) deliver to Beaver $40,000.00 worth of the Company's common shares, and (iii) commit to complete one year's assessment work on the Permits. These conditions have been fulfilled by the Company and by doing so, the Company secured an option to acquire a further 19% interest in the Permits. The Company has been advised by Beaver that the #1017 exploration permit is valid until May 23, 2000 and is in good standing until May 24, 1997 at which time renewal fees must be paid and suitable assessment work filed. Exploration permit 1106 is valid until October 25, 2000, provided the Company pays annual renewal fees and files assessment work within the time required.

The option to acquire a further 19% interest, increasing the Company's interest in the Permits to an aggregate of 70%, had to be exercised by the earlier of
(i) October 31, 1996, and (ii) 30 days from receipt of Montreal Exchange approval to the issue and listing of the $60,000 worth of common shares in the capital of the Company. To exercise the option, the Company was required to
(i) deliver to Beaver $60,000 worth of common shares in the capital of the Company; (ii) complete the first year's annual rental payments; and (iii) commit to complete a second year of assessment work on the properties. The Company has obtained Montreal Exchange approval and anticipates issuing the shares upon receipt of a report from Beaver confirming that the property remains in good standing. Exercise of this option will provide an option for the Company to acquire an additional 10% interest in the Permits.

To increase its interest by an additional 10%, bringing its aggregate position in the Permits to 80%, the Company would be required, on or before May 30, 1997 to deliver to Beaver an additional $60,000 worth of common shares in the capital of the Company. Exercise of this option will provide an option for the Company to acquire an additional 10% interest in the Permits.

To increase its aggregate position in the Permits to 90%, the Company would be required, on or before May 30, 1998 to deliver to Beaver $60,000 worth of common shares in the capital of the Company. Beaver retains a one and one half percent net smelter return on the property.

REGIONAL HISTORY

Copper and nickel were discovered on the Pekan River Property in 1952, as part of the exploration activity seeking the extension of the Wabush iron range. The claims were acquired by a junior exploration company, whose geologists carried out a detailed program of surface prospecting and trenching, a reconnaissance magnetometer survey, and surface mapping.

This program indicated sulfide mineralization in a hill of ultramafic rock near Pegma Lake overlain by unmineralized gabbro and gneiss, and traceable for 600 feet along strike. The lower contact of the ultramafic unit was not exposed. A series of 27 packsack drill holes was completed in an attempt to sample the base of the sill, considered to be favourable from the information from surface prospecting. Because of the attitude of the sill, dipping fairly steeply into the hill, only two of the 27 packsack holes succeeded in reaching their targets since target depth exceeded the 25 meter capacity of the drill.

In 1988, another junior mining company acquired rights over the property and carried out a reconnaissance sampling program over various sulfide occurrences in the district. Only the Pegma Lake copper-nickel occurrences and a nearby zinc occurrence showed any significant base metal values.

REGIONAL GEOLOGY AND MINERALIZATION

The properties are included in the Grenville geological province of late Precambrian (Hadrynian) age. The most recent metamorphic event occurred around 900 million years ago. The Grenville Geological Province is a major sequence of highly metamorphosed rocks to the south and east of the Archean Keewatin Rocks, predominantly the Abitibi Belt of Quebec and Ontario. The contact, which is occasionally a fault between the Archean (2-3 to 3-5 million years) and the Grenville rocks is called the Grenville Front.

In the Fermont-Wabush region the Grenville Front is a metamorphic boundary, where the Early Proterozoic (1.5 million years) sediments are metamorphosed to schists, gneisses, and recrystallized iron formation (taconite). In the Grenville rocks of Quebec, ten nickel deposits have been identified, of which two have been in production. All ten are located in sills, with sulfide mineralization controlled by the mafic or ultramafic intrusives.

Bedrock in the immediate vicinity of the Pegma Lake Deposit is the highly metamorphosed equivalent of the sediments of the Ashuanipi formation consisting of high grade schists and gneisses, crystalline dolomite and minor recrystallized iron formation. These units are derived from the sandstones, shales, carbonates and iron formations which are the source of production at Schefferville, Labrador City, Wabush and Fermont.

The ultramafic sill at Pegma Lake is intruded along the contact at a garnet-quartz biotite gneiss below and a more aluminous graphite-bearing biotite gneiss above. Ultramafic rocks and the intruded gneisses dip moderately to the east. To the east, in the Sarah Lake area, the pervasive rock types are gneissic granite representing a higher degree of metamorphism and depth of burial.

In addition to the Pegma Lake and Sarah Lake ultramafic sills, Quebec M.E.R. Report No. ET9101 describes the location of ten other ultramafic bodies extending south from Pegma Lake. Sulfide mineralization including pyrrhotite, pyrite, chalcopyrite and pentlandite attains proportions of up to 10% at the Sarah Lake, Pegma Lake and Guillimin occurrences. The ultramafic massif at Sarah Lake is impoverished in sulfides in its southern (upper) part. At Pegma Lake the sulfides are richest in the lower portion. The lower contact at Sarah Lake is not exposed. All of these deposits are classified as "orthomagmatic". The term implies that the sulfides were precipitated at the same time as the crystallization of the rock-forming minerals. Such deposits are marked by disseminated "net-textured" sulfides in the upper part of the intrusive and frequently contain more massive sulfides at the base.

EXPLORATION TO DATE

PEGMA LAKE SULFIDE DEPOSIT

At Pegma Lake, the ultramafic portion of the sill is up to 50 meters in true thickness, with the western and northwestern sectors removed by erosion. Two kilogram samples of the available outcrops were taken from a series of exposures for a length of 220 feet. The average of the clusters of samples was 0.981% copper with 0.30% nickel and 0.02% cobalt. The highest assays in a single cluster was 1.43% copper and 0.72% nickel.

The geophysical survey over this area showed a strong magnetometer response from the ultramafic sill, extending for 4,100 feet from a line 1,500 feet north to 2,600 feet south. Two inclined diamond drill holes and six vertical holes were drilled to a grid roughly 300 feet by 300 feet (90 meters by 90 meters). All of these holes cut copper-nickel mineralization. The assays can be separated into two zones, aggregating from 3 to 50 meters in thickness. The content of both copper and nickel increase as the lower content of the sill is approached. From the results to date, there is an improvement in base metal grades and thickness of mineralization to the south and east. These holes together with a coinciding magnetic anomaly have confirmed a north-south strike length of at least 860 metres of an ultramafic sill. The sill outcrops on the property and continues with a flat dip for at least one kilometre to the east. Each of the eight holes intersected an upper and lower zone with continuous mineralization throughout. The upper zone, ranging from 6 to 35 metres in true thickness, has a copper-nickel-cobalt content ranging from 0.54% to 1.27% combined metals. The lower zone is higher grade, ranging from 3 to 13 metres in true thickness, with 0.66% to 1.73% combined metals. The intercepts of the mineralization in the drill holes indicates that the deposit increases in thickness to the south and the east, with a higher nickel content. The deposit is open for extension in both directions. Assays were reported as high as 2.46% copper, 1.70% nickel and 0.05% cobalt. Drilling resumed in July, 1996, and of 15 additional holes drilled, preliminary results from the first three holes have indicated a true thickness of mineralization ranging from 41 to 64 metres, with assays ranging from 0.13% to 6.24% copper, 0.13% to 4.06% nickel and 0.01% to 0.17% cobalt.
These values indicate the holes intersected greater thickness of mineralization and higher base metal values than the original discovery.

THE SARAH LAKE PERIDOTITE

The Sarah Lake ultramafic body is located seven kilometers southeast of the Pegma Lake Deposit. There are ten other ultramafic deposits along the general trend. The Sarah Lake ultramafic body is roughly 2 kilometers by 2 kilometers in size. In 1991, twelve 2 kilogram rock samples were taken from an area of
1.5 kilometers by 1.7 kilometers of the Sarah Lake body. Most of these samples represented the upper part of the intrusive. All of the rock samples showed anomalous quantities of gold, copper, nickel, palladium and platinum. Electron microprobe analyses of minerals from Sarah Lake showed a clean differentiation of copper into chalcopyrite and nickel into pentlandite.

The Pekan River property was selected as one of the many untested gossans or showings of copper-nickel-copper mineralization in the area to the east or south of the Labrador Trough. There are some similarities to the geology of the recent copper-nickel discovery at Voisey's Bay, Labrador. Both occurrences are in gneissic rocks of Archean age. Both occurrences have copper-nickel and cobalt mineralization, with negligible platinum and gold. Pekan River and Voisey's Bay sulfides both occur at the base of ultramafic rock, which are overlain by lighter coloured rocks. The two deposits differ in that Pekan River deposit is conformable with the overlying rock, while at Voisey's Bay, the nickel-bearing rocks cut across both the underlying and overlying rock units.

The Company carried out a surface sampling program together with a review of available geological data. This sampling confirmed widespread mineralization at the base of an ultramafic sill. Based on this information, Diadem carried out magnetometer and electromagnetic surveys of part of the Pekan River property. In February, 1996 Diadem carried out a 3,000 meter diamond drilling program. This program consisted of 24 drill holes, including eight drill tests down dip from the original find. The other 16 holes tested various electromagnetic conductors in other parts of the survey area. In July, 1996, the Company announced that mobilization was underway to resume drilling of the copper-nickel deposit at Pekan River.

From data obtained through a study of other copper-nickel bearing ultramafic sills in the region, Beaver acquired a nearby 5,200 hectare permit, #1106, designated as the Sarah Lake property. The objective of exploration on this property was to determine the location of enriched areas at the base of the sill, similar to the Pekan River property. Thirteen random sites were sampled from one square kilometre of the five square kilometre intrusive. All sites showed copper mineralization ranging from 0.10% to 0.75% and nickel mineralization ranging from 0.01% to 0.06%. Five of the sites averaged from 0.45% to 0.50% copper. The area average is 0.50% copper. Cobalt was present in minor amounts. This work also confirmed the presence of gold, platinum and palladium mineralization. The sites were concentrated in the upper part of the sill, where values are expected to be lower than in the basal portion. The next stage of activity on this project will be detailed mapping to determine geological structure, for the design of a drilling program.

DIHOURSE, QUEBEC

LOCATION AND ACCESS

The Dihourse Prospect covers an area of 5,900 hectares, and is located south of Dihourse Lake on the Quebec/Labrador border. There is access to an airstrip named Strange Lake, which is located on an esker at Lake Brisson at the south end of the property. The airstrip is 144 miles from Schefferville, Quebec.

MINING RIGHTS AND TITLES

By letter agreement signed October 12, 1995, between the Company and Beaver, the Company was granted an option to purchase a majority interest (51%) in one Quebec Mineral Exploration Permit (the "Permit"), #1093. To acquire a 51% interest in the Permit, the Company was required to (i) pay to Beaver the sum of $9,200, representing Beaver's out-of-pocket expenses, (ii) pay to Beaver the sum of $40,000 or, subject to regulatory approval, an equivalent amount of common shares in the capital of the Company, at the Company's option, and (iii) commit to complete one year's worth of assessment work on the Permit. On January 29, 1996, the Company issued 30,075 common shares to Beaver, at a price of $1.33 per common share in payment of this obligation. Exercise of this option also secured an option for the Company to acquire an additional 19% interest in the Permit.

To acquire a further 19% interest in the Permit, bringing the Company's position to an aggregate of 70%, the Company would be required to (i) pay to Beaver the sum of $60,000 in cash or, subject to regulatory approval, $40,000 worth of common shares in the capital of the Company, at the Company's option,
(ii) pay the first year's annual rentals on the property, and (iii) commit to complete a second year's assessment work. The Company has obtained the approval of the Montreal Exchange to the issuance of the shares and is anticipating issuing the shares upon receipt of a report from Beaver confirming that the property remains in good standing. Exercise of this option would also provide the Company with an option to acquire an additional 10% interest in the Permit.

To increase its interest by an additional 10%, bringing its aggregate interest in the Permit to 80%, the Company would be required, by September 19, 1997, to pay to Beaver the sum of $60,000 or, subject to regulatory approval, an equivalent amount of common shares in the capital of the Company, at the Company's option. Exercise of this option will secure an option for the Company to acquire a further 10% interest in the Permit.

To acquire a further 10%, bringing its aggregate position in the Permit to 90%, the Company would be required, by September 19, 1998, to pay to Beaver the sum of $60,000 or, subject to regulatory approval, an equivalent amount of common shares in the capital of the Company, at the Company's option. Beaver retains a one and one half percent net smelter return on the property.

The permit is valid until September 17, 2000, provided that payment of renewal fees and suitable assessment work is completed by September 18, 1997, and annually thereafter.

On November 23, 1995, the Company agreed to form a joint venture with Ateba Mines Inc. which holds an option on a 3,100 hectare property in Labrador, known as the Weird Prospect, permit number #3983M, which runs parallel along the Quebec-Labrador border with the #1093 permit. The joint venture agreement contemplates that the parties will participate equally in the costs of exploration and development of the properties as well as the benefits, and contribute their respective interests in the permits to the venture. A.C.A. Howe and George Silverman serve as directors of each of the Company and Ateba and they each abstained from voting on resolutions of both Boards regarding this matter. The Company and Ateba have also applied to acquire an interest in an adjacent permit, #988. The permit had previously been held by Beaver and had lapsed for failure to file adequate assessment work. In the event that the application is successful, the property will be included in the October 1995 agreement with Beaver. No assurances can be given that the application will be successful. Beaver will retain a one and one-half percent net smelter return.

Outcrops of bedrock are scarce in the area. Most of the till cobbles and boulders can be described as granite gneiss. These gneissic rocks are considered to be Archean (2.5 billion years) or Aphebian (2 billion years) in age. These rocks are compatible with the gneissic rocks which have been invaded by the mineralized systems comprising the Voisey's Bay nickel deposits located 120 kilometers to the east. There are no known outcrops of magnetic rocks.

Three occurrences of base metal sulfide mineralization were located during prospecting. Overburden limited sampling but samples from two areas of a gossan outcrop assayed 0.31% nickel. 0.19% copper, 0.04% cobalt and 0.36% nickel, 0.16% copper and 0.05% cobalt respectively. While analysis of these occurrences indicated less than economic content, their occurrence at several locations is believed to be indication of mineral potential. The three occurrences appear to represent valid exploration targets.

The Company and Ateba are currently engaged in a geophysical exploration program on the property.

MERCURY, QUEBEC

LOCATION AND ACCESS

The property covers an area of 11,500 hectares in northern Quebec, near the Labrador border. The property covers seven peridotite intrusives, and four have been found to contain measurable nickel-iron sulfides traceable for up to eight kilometers.

MINING RIGHTS AND TITLES

The Company entered into a letter agreement with Trinity Syndicate ("Trinity") on July 21, 1995, subsequently amended by letter agreement dated July 31, 1996, whereby the Company agreed to acquire a majority interest (51%) in Quebec Mineral Exploration Permit (the "Permit") #991. To acquire this interest, the Company was required to pay to Trinity the sum of $16,300 to cover Trinity's out-of-pocket expenses, deliver $40,000 of common shares in the capital of the Company and commit to complete one year's worth of assessment work. The
Company completed the delivery of an aggregate of 80,000 common shares of the Company on January 29, 1996, at a price of $0.50 per share. Exercise of this option secured an option for the Company to earn a further 19% interest in the Permit. Trinity has advised the Company that the Permit is valid to May 11, 2000 and the property is in good standing until May 21, 1997, at which time additional renewal fees will be payable and assessment work would need to be filed, and annually thereafter.

The option to earn a further 19% in the Permit, bringing the Company's aggregate interest to 70%, must be exercised by the earlier of (i) December 31, 1996, and (ii) 30 days from receipt of Montreal Exchange approval to the issue of $80,000 worth of common shares in the capital of the Company. To exercise the option, the Company is required (i) to deliver to Trinity $80,000 worth of common shares of the Company, (ii) complete the first year's annual rentals on the property and (iii) commit to complete a second year of assessment work. The Company has obtained approval of the Montreal Exchange and anticipates issuing the shares upon receipt of a report from Trinity confirming that the property remains in good standing. Exercise of this option will secure an option for the Company to acquire a further 10% interest in the Permit.

To acquire an additional 10% interest in the Permit, the Company would be required, on or before May 16, 1997 to deliver to Trinity $80,000 worth of common shares in the capital of the Company. This will secure an option for the Company to acquire a final 10% interest in the Company.

To bring its aggregate interest in the Permit to 90%, the Company would be required, on or before May 16, 1998 to deliver to Trinity $80,000 of common shares in the capital of the Company. Trinity also retains a one and one-half percent net smelter return on the property.

MINERAL RESOURCE EXPLORATION AND DEVELOPMENT IN INDONESIA

GEOGRAPHY

Indonesia is the world's largest archipelago, with over 13,000 islands covering an area of over 5,000 kilometers, located along the equator. The land area of Indonesia is approximately 1.2 million square kilometers. The five largest islands are Sumatra, Java, Kalimantan (formerly Borneo), Sulawesi and Irian Jaya. Kalimantan, where the Mahakam and Mirah properties are located, is in the central part of Indonesia, and is the third largest island in the world. With over 4,400 volcanoes, including active, dormant and extinct, Indonesia is the most volcanic country in the world. The population of Indonesia is estimated at approximately 180 million people, making it the fourth most populous country in the world.

MINING HISTORY IN INDONESIA

Indonesia was a Dutch colony from the turn of the 16th century until Japanese occupation in World War II. The present-day mining industry started with Dutch exploration and development in the mid-19th century. Following World War II, when Indonesia declared itself independent, all mining activities were carried out by government-owned companies. Foreign companies were not allowed in until 1967, when revisions to the mining laws were enacted.

The Mining Law and Foreign Investment Law of 1967 allowed foreign companies into Indonesia to commence mining activities in two ways, through a Contract of Work ("COW") or through a Kuasa Pertambangan mining authorization ("KP"). For the purposes of discussing the Company's interests in Indonesian properties for this offering, a description of the KP facility is not applicable.

CONTRACTS OF WORK

The COW facility has been in use since 1967, when Freeport McMoran Copper & Gold Inc. began development of the Grasberg/Erstberg copper-gold deposit in Irian Jaya. This was a "first generation" COW; the current COW applications are for sixth generation agreements, with a seventh generation expected later this year. Each generation of COW has varied from the earlier ones, to reflect such things as changes in socio-economic benefits, environmental concerns, revisions to the government's share of proceeds or incentives for the attraction of investors.

COWs are essentially non-negotiable agreements with the Indonesian government, pertaining to a particular project or area of land, covering all aspects of a project, from exploration through development and production. A COW is held by a limited liability Indonesian joint venture company, known as a Penanaman Model Asing company ("PMA"), which must be formed by the foreign company and its Indonesian partner before the COW is granted. There is currently a six to twelve month wait to have COW applications processed. Companies are able to commence exploration activities during this application period by applying for a preliminary survey permit known as a "SIPP" and posting the required performance bond of U.S. $100,000.00 per COW application and U.S. $0.025 per hectare. The bond can be credited toward the performance bond required for the granting of the COW.

COWs are divided into separate phases, with the same general timetable: the general survey period is usually one year, but may be extended for one further year; the exploration period is three years, with a possible two year extension; the feasibility study period is one year; the mine and plant construction period is three years; and the operation period can be up to thirty years. The PMA is subject to minimum expenditure requirements during the general survey and exploration periods, and must complete approved budgets and pay rental fees on the area under the COW throughout the term of the agreement. When a COW reaches the production stage, a monthly royalty is applicable.

THE COMPANY'S INTERESTS IN INDONESIA

(i) BELITUNG ISLAND, INDONESIA

LOCATION AND ACCESS

Belitung Island is located between Sumatra and Kalimantan, 400 kilometers north of Jakarta. It is the most southerly of the 1,000 kilometer string of "Tin Islands". The Kelapa Kampit Mining camp is located via paved road 60 kilometers northeast of the capital city of Tannung Pandan, and the airport there offers daily air service to Jakarta. The Kelapa Kampit townsite is owned by PT Gunung Ki-Kara Mining ("GKM") and includes 50 houses and offices, change houses, laboratory, and guest house. The property is located 32 kilometers northwest of the Port of Manggar, which is capable of handling 1,250 tonne cargos. There is a reasonable road network and a reservoir that supplies process water and water for domestic use. The climate is moderate and tropical, with an annual precipitation of 250 cm.

MINING RIGHTS AND TITLES

By agreement dated September 30, 1995 between the Company and GKM, the Company and GKM agreed to form a joint venture to develop base metal deposits and tin deposits on Belitung Island. The property which is the subject of the agreement contains one of the most important known primary tin deposits in the southeast Asian tin belt. Pursuant to this agreement, the Company acquired the right to earn a 90% interest in the property for an expenditure of $1,000,000 U.S. over two years and payment of 100,000 common shares in the capital of the Company. By agreement made with Bresea Resources Ltd. ("Bresea") on February 6, 1996, the Company agreed to include Bresea in the joint venture and transfer to Bresea a right to acquire a 60% working interest in the property, with the Company retaining a right to acquire a 30% working interest in the property. Bresea is to pay the first $100,000 U.S. of exploration expenditures on the property. The farm-in by Bresea is subject to the consent of GKM which is pending. The parties are in the course of settling a definitive form of joint venture agreement to formalize these arrangements. The agreement will provide that Bre-X Minerals Ltd. will be the manager/operator of all exploration activities on the property.

REGIONAL HISTORY

Underground mining was performed by the Dutch mining company, Billiton Mines, through the colonial period of 1906 to 1942. An area extending for 3,500 meters with narrow veins extracted to 300 meter depths was developed by two main shafts. During the Japanese invasion of 1942, the plant was sabotaged, the mine was flooded and production was ceased. This was followed by a 29 year period when there was no production.

In 1971 Broken Hill Proprietary Mines ("BHP") acquired the property from the Indonesian government under a second generation COW. A comprehensive geophysical study located a larger and richer tin deposit, Nam Salu, in iron formation cut by cross structures. BHP resumed mining around 1975 and continued until 1983, when the application of tin production quotas led to a decision to shut down operations. In addition to the tin reserves discovered, the BHP geologists and miners encountered high grade lead-zinc mineralization in both drill holes and cross cuts.

In May, 1985, Preussag GmbH of Hanover, Germany ("Preussag"), operators of the historic Rammelsberg lead-zinc mine, purchased the property from BHP. Tin mining was carried out for five months and electromagnetic surveys, mapping and drilling continued until July, 1986.

Tin mining was taken over by GKM in 1989 and production was carried out until 1991. The venture was not profitable and other sources of tin-bearing mill feed were sought. All activities were suspended in 1993. The requirements for the Kelapa Kampit COW are presently in abeyance as the property has been in continuous production in the past.

REGIONAL GEOLOGY AND MINERALIZATION

The mineralized area covers shallow to deep water marine sediments and interbedded tuffs. These sediments have been described as sandstone, claystone, phyllite, and radiolarian chert in order of increasing water depth. Included in all rock units are continuous layers of iron-formation, or magnetite-bearing tuff.

There are two basic classes of mineral deposits on the property, tin deposits and lead-zinc-silver deposits.

TIN DEPOSITS

Two types of classic veins have been mined, fissure veins and bedding veins. The veins range up to 3 kilometres long and average 1.5 metres in width. The production from both types between 1906 and 1992 was 2.8 million tonnes from which 31,000 tonnes of tin were recovered at an average mill rate of 250 tons per day. The average recoveries for the life of the mine were 1.8% tin.

From the tons mined 31,000 tonnes of tin were recovered. Mill recoveries averaged 65%, from a run-of-mine grade of 2.77%. Depending on rock conditions, stoping of one meter veins will result in dilution of 33% to 66%. If the dilution were 50%, the in situ tin content can be calculated at 4.15%. The tin deposits were initially sampled by vertical pits in areas where cassiterite could be recognized in overburden. Further pits were dug along strike until a mineable structure was ready for development. In later years, magnetometer surveys, followed by pits, then diamond drilling located the tin lodes.

LEAD-ZINC-SILVER DEPOSITS

The mineralization consists of dark-coloured zinc sulfide (sphalerite), iron sulfides (pyrite and pyrrhotite), lead sulfide (galena) and other accessory minerals, including copper-iron sulfide (chalcopyrite), copper sulfide (covellite), arsenic-iron sulfide (arsenopyrite), cadmium sulfide (greenockite) and arsenic-copper-silver sulfide (tennantite). The host rocks containing the lead-zinc-silver-copper deposits vary along the strike. These host rocks have been logged as sandstones, cherts, breccias, tuffs and phyllites.

ORE RESERVES AND MINERAL RESOURCES

(i) TIN DEPOSITS

The previous operator reported proven and probable resources of 80,700 tonnes grading 1.4% tin, possible resources of 28,000 tonnes grading 1.3% tin and 300,000 tonnes of tailings grading 0.70% tin.

Additional reserves are known to exist beneath the mined out area, requiring shaft deepening or ramp mining for access. These reserves cannot be qualified at this time. The above reserves are partially or completely developed and would be mineable at higher prices.

(ii) LEAD-ZINC-SILVER DEPOSITS

Based on analysis of data from the previous operators on the property, the current density of data points on the three sulfide-bearing horizons is not adequate for the calculation of conventional reserves. The three linear zones are designated as the hanging wall, Nam Salu, and footwall veins. Although grades of 10% combined were cut in all three veins, only the footwall structure has enough information for assessment. The greatest drilling density is located between section 2000 west and 700E (2.7 kilometers). In this area 24 drill holes are spaced in random fashion, ranging from 50 meters to 500 meters apart. All 24 holes cut mineralization, ranging from 1.2% to 26.4% combined lead and zinc over an average width of five meters. Fifteen of the 24 random holes assayed over 4% combined lead and zinc, over an average width of seven meters, 12 of the 24 holes assayed over 8% over an average width of 6.5 meters, and six of the 24 holes assayed over 12% over an average width of eight meters. These results indicate that the better mineralization occurs in shoots, with grades and widths improving simultaneously. The dimensions of these shoots is unknown; one rich shoot in the Nam Salu IV level can be traced for 150 meters, open at both ends. All of the intercepts cut mineralization within the footwall target zones.

The term "potential resources" is not a common description in property evaluation. With reference to Kelapa Kampit it describes material, considered to be stratabound, but for which data points are too widely spaced to prove continuity. The mineral aggregate is assumed to be profitably extractable and definable as "ore". However, more data is necessary to confirm this assumption and the term "mineralization" is preferred.

Studies of the various reports and descriptions of work carried out on the property suggests that other saleable metals may be found with both the tin and lead-zinc-silver concentration. With respect to the tin deposits, there are frequent references to other base metals, notably copper, as accessories in tin veins. Also, there have been verbal, uncorroborated descriptions that mention gold streaks on gravity tables. Similar tin veins usually contain tungsten minerals. With respect to the lead-zinc-silver deposits, two references to the early exploration of the lead-zinc deposits report tin content of 0.90% and 0.40%. There are no further tin assays, despite the high probability of significant accessory tin being present with the other base metals. Also, recent limited sampling for gold should represent at least 1.5 grams per tonne in concentrate. Depending where the gold reports, there could be a small positive contribution. As well, limited sampling for silver shows assays ranging between 1 gram and 16 grams per percent of lead. Silver normally reports with lead, so a tonne of high quality (65%) lead concentrate will probably carry 750 grams (22oz.) of silver. At current lead and silver prices, the silver content improves the lead concentrate prices by 50%. Finally, mineralization studies report the rare cadmium mineral, greenockite to be present. The ratio of cadmium to zinc appears to well exceed 100 grams cadmium per percent zinc. This ratio translates into plus 0.5% or 10 pounds in concentrate.

The Kelapa Kampit project has a 90 year history of tin production. Some reserves of tin mineralization remain but probably are not sufficient for production resumption. In the latter years of tin operations, three stratiform lead-zinc-silver bodies were discovered and partially drilled and developed. These bodies appear to extend for over eight kilometers. The width of mineralization identified ranges from one meter to twenty meters.

Based on limited evidence, the average width of the better lead-zinc-silver mineralization is five meters. Mineralization appears to be continuous, with lenses, or shoots of higher grade material striking into lower grade areas with less than four per cent combined metal. Available information will not permit the prediction of the ratio between low grade and high grade areas. The major mineralized lead-zinc trend, which runs parallel to the previous tin workings is confirmed by geochemical and geophysical responses. These surveys suggest that the favourable mineralized unit includes a volume of 35 million cubic meters. Within this volume a significant number of higher grade lenses can be located.

RECENT EXPANSION OF BELITUNG ISLAND AREA OF INTEREST

The Company and Bresea have applied for two additional areas on Belitung Island. One area, 57,850 hectares, surrounds the 2nd Generation COW Kelapa Kampit area currently held and covers prospective tin/tungsten mineralization. A second 58,590 hectare application covers an epithermal gold prospect. These applications have been approved in principle by the Indonesian Mines Dept.

TIN/TUNGSTEN - TIKUS PROJECT

Several highly prospective tin mineralized areas were covered by the new application covering 57,850 hectare, the most promising of which is the Tikus project. This prospect area was mined by the Dutch for 6 years, commencing operations in 1914 and closing in April 1920 due to flooding with heavy loss of life. The Tikus porphyry tin-tungsten deposit occurs in the core of the Tanjung Pandan granite as a 300 metre diameter pipe-like body containing, according to the Dutch mine records, 2% combined tin tungsten in a ratio of 60%/40% respectively. An underground reserve was blocked out containing 2.5 million tonnes, over a 100 metre vertical column. The objective of work that may be conducted on the property will be to outline a potential open pit tin-tungsten resource.

GOLD - LILANGAN PROJECT

A 58,590 hectare COW application has been approved. This application was designed to cover two prospective epithermal gold areas. Initial activities will include regional and detailed geological work.

(ii) MIRAH NORTH EAST, KALIMANTAN, INDONESIA

LOCATION AND ACCESS

The property is in the Kalimantan gold belt that produced the Kelian and Mt. Muro deposits in the 1980's, and recently, the Busang deposit. The property has the same geology as the other discoveries - situated on the Kalimantan gold belt, northeast and northwest faults cutting across the property, volcanic intrusives of the right age and gold being mined by the locals in the rivers indicates a hard-rock source. The property consists of 10,300 hectares and is located 6 kilometers west of the sawmill village and district headquarters at Tambangmanggo (See Figure 3). A lumber road leads westward to the claims. Access to Tambangmanggo is via the Katingan River, 150 kilometers from the bridge/boat terminal town of Gunung Mas. Gunung Mas is 100 kilometers north of the provincial capital of Palang Karaya where office accommodation, support and service personnel and aircraft service are available. A reasonably educated, healthy and willing labour force is available. The village population, within four hours boat travel from Tambangmanggo is estimated at 25,000 people. The climate is tropical, with a rainy season from September to February.

MINING RIGHTS AND TITLES

On January 8, 1996 the Company entered into a joint venture agreement among Pt Anjarsamba Kencana, ("PTK") the Indonesian joint venture party, with a 15% interest, Bresea with a 55% interest and Diadem with a 30% interest. Bresea later assigned a 30% interest to Tandem Resources Ltd. ("Tandem"), leaving Bresea with a 25% interest. All joint venture expenditures are to be incurred by each joint venture party in the proportion that each their respective interests bears to their combined interests with PTK to have a carried interest. Upon commencement of mining operations, all costs and expenses incurred shall be borne by all parties on a pro rata basis. The agreement also provides that Bre-X Minerals Ltd. shall be the manager/operator of all exploration activities on the property.

REGIONAL HISTORY

There is no record of serious work on the property other than incomplete references to limited alluvial mining. The exact location of this alluvial work has yet to be determined.

REGIONAL GEOLOGY AND MINERALIZATION

Scarcity of outcrop and a lack of detailed studies prevents the development of a regional, precise geological picture of the property. Two separate ages of granodiorite outcrops were noted on the property, one fresh and the second metamorphosed. These granodiorites are considered to be of Mesozoic (Triassic) or older ages.

The granitic rocks are overlain by volcanics (Miocene) including andesite flows and tuffs which appear to be related to gold mineralization elsewhere in the district. These volcanics have not yet been identified on the Mirah NE property. Post Cretaceous faulting, igneous intrusion and local volcanism are present in the area. The youngest rocks in the district are Tertiary Sediments and Recent Alluvium.

Published description of the important developing or producing bedrock gold mines on Kalimantan Island suggest that ore structural control may be the proximity to northerly or northwesterly cross-faults or linears. Several of these linears have been interpreted on the Mirah NE property.

ALLUVIAL GOLD

Rivers to the east, south and southwest of the property are the focus of current alluvial gold dredging. Some seasonal sluicing is reported on an intermittent stream immediately south of the property. These alluvial placers can not be related to one or more gold concentration(s) on the property. The placers do indicate that gold has been deposited in the bedrock geological units in the district.

POTENTIAL BEDROCK GOLD DEPOSITS

Gold mineralization has been reported in quartz veins immediately southeast of the property. The prospect has been described as "not impressive". In the north part of the property, northwest of the junction of Montikeh and Samba Rivers, a series of narrow quartz veins cut a granite/granodiorite intrusive. Samples from these veins have been shown to carry pyrite (iron sulfide), chalcopyrite (copper sulfide), galena (lead sulfide) and sphalerite (zinc sulfide). In the northwest corner of the property, geologists have recently discovered an altered intrusive of unknown size, a fine-grained diorite. This intrusive has been strongly altered by heated waters, by carbon dioxide, and by potassium-rich solutions. This evidence of hydrothermal activity commonly accompanies gold deposits throughout the world. Near the southwest corner of the concession, 11 kilometers west of the district centre of Tumbangkaman, two outcrops of an interesting structure have recently been discovered.

Immediately south of a forestry planting station, a disused bulldozed road exposes a quartz-bearing stockworks deformation zone for a minimum width of 150 meters. In addition to quartz, samples from the poorly exposed roadside show both saprolitic and primary hematite (iron oxide), pyrolusite (manganese oxide), and pyrite (iron oxide) as well as a black prismatic mineral tentatively identified as amphibole or tourmaline. Four hundred feet west of the tree farm mineralization is an exposure of ten meters containing in situ quartz fragments. The host rock is sericited and carbonated, and contains pyrite mineralization. It is almost a certainty that these two structures are related.

Fifteen kilometers south of the property is the COW containing the Mirah Gold Deposit and the Pandu or other prospects. Near the village of Tumbang-Mango there are reported to be both alluvial deposits and hardrock gold-bearing pits. No data is available.

The Mirah NE property lies in an area of Kalimantan which is currently subject to intensive gold exploration. The current alluvial gold producing sites in the vicinity indicate that the property is in the focus of potential source of bedrock gold mineralization. The extent of rock alteration, structure, and quartz, sulfide, and hematite mineralization indicate a high priority for gold exploration.

(iii) UPPER MAHAKAM "A" AND "B", KALIMANTAN, INDONESIA

LOCATION AND ACCESS

Located in the headwaters area of the Mahakam river close to the Central Kalimantan border, the two 10,000 hectare properties are approximately 20 kilometres from the town of Data Dawai which has an airstrip. Both properties are strategically located to cover major structural features and are underlain by prominent clusters of porphyritic andesite/diorite plugs intruding meta-sediments. Drainages throughout the area are noted for their common occurrence of alluvial gold which is being mined by local people where the gold is considered to be originally of epithermal origin from hydrothermal activity associated with the intrusion of the cluster of plugs as part of the Sintang Intrusive Complex.

MINING RIGHTS AND TITLES

The Company entered into two separate Joint Venture Agreements on January 8, 1996 with Bresea and PTK for the exploration and development of the mineral resources in the Kasogan Area of East Kalimantan, Indonesia. The agreements relate to two properties located 20 kilometres apart and each relates to a 10,000 hectare property. One project is described as the Upper Mahakam Project "A", while the other is described as the Upper Mahakam

Project "B". Each agreement, priovides that PTK, as the Indonesian partner, is to hold a 15% interest, with Bresea holding a 55% interest and Diadem with a 30% interest. Bresea later assigned a 30% interest to Tandem, leaving Bresea with a 25% interest. All joint venture expenditures incurred in respect of each of the two agreements are to be incurred by each joint venture partner in the proportion that each of their respective interests bears to their combined interests, with PTK to have a carried interest. Upon commencement of mining operations, all costs and expenses incurred shall be borne by all parties on a pro rata basis. The agreements each provide that Bre-X shall be the manager/operator of all exploration activities on the properties.

NORTHWEST TERRITORIES

LOCATION AND ACCESS, WORKING CONDITIONS

This property initially consisted of 100,000 acres including the south half of Fletcher Lake. Fletcher Lake is 300 kilometres by ski-equipped aircraft from the city of Yellowknife, the capital of the Northwest Territories. There are no roads to the property, but winter road access via Artillery Lake, 35 kilometres south of Fletcher Lake is feasible. The climate is subarctic, with winter conditions affecting field work from October to June.

MINING RIGHTS

Pursuant to an agreement dated April 21, 1993, the Company initially acquired an option to secure a 60% interest in the property from Noront Resources Limited, 11th Floor, 365 Bay Street, Toronto, Ontario, M5H 2V1 ("Noront").
The agreement, as subsequently amended, provided that in order to exercise this option the Company would be required to:

         (a) Issue 100,000 common shares of its capital stock to Noront following the signing of the agreement; these shares were issued on December 22, 1993;

         (b) Issue a further 100,000 common shares of its capital stock to Noront prior to April 21, 1995; and

         (c)     Complete $1,000,000 in work prior to February 12, 1999.

The original staker of the property, Northern Geophysics Ltd., Box 2045 Yellowknife, Northwest Territories, retained a royalty of 3% on any diamond production and a 1-1/2% net smelter royalty on any base metal or gold production.

On February 12, 1994, the Company and Noront entered into an agreement with Pure Gold Resources Inc. ("Pure Gold"), which was amended by an agreement dated with effect June 7, 1994, (the "Pure Gold Agreement") pursuant to which Pure Gold agreed to purchase a 40% undivided interest in the Fletcher Lake property pro rata from each of the Company and Noront by issuing 100,000 common shares of its capital (60,000 to the Company), incurring $500,000 of expenditures on the property prior to February 12, 1996 and maintaining the property in good standing to March 15, 1996. As a consequence, the Company had no financial obligations with respect to the property until the completion of Pure Gold's work. Pure Gold failed to complete the work, with the result that several of the claims were forfeited. In order to mitigate damages, Pure Gold offered to re-stake some of the lost claims, and this resulted in the re-aquisition of certain of the claims. The Company and Noront are attempting to reach an accommodation with Pure Gold concerning its breach, and in the interim, the Company and Noront have agreed between themselves that the Company will complete a magnetic survey of the area in an attempt to locate drilling targets which was completed in June, 1996. The Company is currently interpreting the results of the survey. By agreement dated July 31, 1996, Noront and the Company agreed that the Company may earn a 60% interest in the claims maintained and in additional staked claims by spending an aggregate of $250,000 of additional expenditure on or before March 15, 1999.

ACQUISITION OF INTERESTS IN WASECO RESOURCES INC.

On September 29, 1995, the Company entered into an agreement to jointly develop an alluvial gold property in and along the Kahayan River Valley in Kalimantan, Indonesia (described as the "Tewah Project"). The joint venture agreement is between the Company and P.T. Ashton Mercu Buana Mining (AMBM). Pursuant to this agreement, the Company or an associated company could indirectly acquire a 60% interest in the property through the acquisition of a 60% voting interest in AMBM for an expenditure of the greater of $1,500,000 U.S. or the cost of completing a full feasibility study on the property. During the feasibility study period, the shares of AMBM were to be held in escrow by a trustee and delivered to the Company on the basis of one third of the shares for each $500,000 U.S. of expenditure. The agreement provides that if a decision is made by the parties to proceed with the development of a commercial mining and treatment operation, AMBM would seek project financing, with any shortfall to be provided by the Company and AMBM in proportion to their equity interests.

By agreement dated February 1, 1996, as amended by agreement dated February 27, 1996, the Company agreed to option its earn-in rights to Waseco Resources Inc. ("Waseco"). Pursuant to the initial agreement with Waseco, the Company agreed to assign its 60% interest in the joint venture to Waseco on the following terms and conditions: Waseco may earn a 20% participation interest in the joint venture from the Company in consideration for the issuance to the Company of 2,750,000 common shares and incurring U.S. $500,000 in feasibility study expenditures related to the Tewah Project prior to September 30, 1996. Upon completion of the initial phase, Waseco also has an option to earn an additional 20% interest in the joint venture by issuing a further 2,250,000 common shares to the Company (within 60 days after completion of the first phase) and by expending a further U.S. $500,00 in project related expenses prior to March 31, 1997. Upon the completion of the conditions necessary to increase the interest to 40%, Waseco has a further option to acquire an additional 20% interest in the joint venture (bringing its total interest to 60%) by issuing a further 2,000,000 common shares to the Company (within 60 days following the completion of the second phase) and by expending a further $500,000 U.S. in project related expenses, (bringing the total cash expenditues to $1,500,000 U.S.) by October 31, 1997. If the entire option were to be exercised by Waseco, the full 60 % interest that the Company could earn pursuant to its September 29, 1995 agreement with AMBM will be acquired by Waseco, and the Company would then own 7,000,000 common shares of Waseco. The agreement provided that the Company would act as operator on the property and Waseco would fund all feasibility study expenditures as incurred.

The initial agreement with Waseco also provided that the Company would assist Waseco in acquiring mineral resource properties of merit in Indonesia on a right of first refusal basis, with the exception of the Company's Belitung Island interests, the North East Mirah property and the two Upper Mahakam properties. Three properties were subsequently acquired by Waseco in this fashion. All are hard rock gold prospects, with one located on the Island of Kalimantan, while the other two are located on the Island of Java. With respect to the Kalimantan property (described as the "Seruyan Property"), the Company acquired, on Waseco's behalf, the right to acquire a 90% interest in a 25,270 hectare property. Waseco will acquire the interests in three stages which are tied to the conditions necessary to earn the full Tewah Project 60 % interest and by spending an aggregate of $200,000 U.S. on the property by March 31, 1997.

The first Java property, described as the Tikukur Property is a 34,200 hectare property is located immediately south-west of the Cikondang Mine Property and covers a strategic portion of the Bayah Dome south-eastern margin. This property was first identified by the State Mining Company, PT Aneka Tambang ("ANTAM") as a priority area for repetitions of Pongkor style mineralization. The Pongkor Mine, which is owned by ANTAM, has reported reserves of 6 million tonnes grading 16 grams of gold per tonne. After conducting preliminary field work on the property, ANTAM concluded that indeed the concession warrants a major follow-up on numerous target zones identified as prospective Pongkor style epithermal deposits. Of particular note, is the legal framework underlying the transaction. The property is held under a Memorandum of Understanding with ANTAM. For the first time, on Java, the legal relationship is directly between the foreign entity and ANTAM without the risk and complications brought on by the introduction of a private Indonesian intermediary. Waseco will earn a 70% interest in the property by funding through to the completion of a feasibility study report. ANTAM has an option to purchase an additional 10% working interest in the property within 90 days of receipt of the Feasibility Study Report.

The second Java property, described as the Walang Property, is a 7,625 hectare prospect located on the northwestern margin of the Bayah Dome, in West Java. This property was selected to cover known extensions of the epithermal gold veins discovered by ANTAM on the immediately adjacent Cibaliung Property, where 5 mineralized zones averaging 1.5 metres in width, with a combined strike length of 1.5 kilometres have been confirmed, and where trenching has yielded grades of 0.6 to 70.85 grams of gold per tonne, including 15 samples which exceeded 5 grams of gold per tonne.

Title to the Walang Property is currently held as an Exploration Status Concession under a Joint Venture Agreement with PT Anjarsamba Kencana (10%) and Blue Emerald Resources Inc. (45%). A bond has been posted and issuance of a licence is pending necessary approvals.

Under the initial agreement with Waseco, the Company was entitled to nominate two individuals for membership on the Waseco Board. Mr. A.C.A. Howe became the President and a director of Waseco on May 8, 1996 and on the same date, Mr. Derek Bartlett, a director of the Company and Mr. Michael Bird became directors of Waseco. Mr. Bird became an officer of the Company on May 17, 1996. The Waseco board of directors currently has six members, three of whom are representatives of the Company.

Waseco has funded the initial $500,000 U.S. in Tewah Project feasibility expenditures and has delivered to the Company an aggregate of 5,000,000 common shares, (representing a 49% undiluted interest) and has thereby earned a 20% working interest in the Tewah and Seruyan projects. If Waseco delivers 2,000,000 additional shares to the Company as contemplated in the initial agreement to earn its full interest in the Tewah Project and the Seruyan Project, the 7,000,000 shares of Waseco that the Company would hold would represent less than 50% of the Waseco shares on a fully diluted basis.

Waseco will continue to operate as a separate entity and the Company does not intend to provide funding for Waseco either by way of direct advances or loan guarantees. Waseco had a working capital deficiency of approximately $84,800 as at May 31, 1996. Waseco is currently seeking equity financing from external sources in order to settle this working capital deficiency and provide funding for the exploration expenditures required on its existing properties. In the interim, the Company entered into an agreement with Waseco dated July 15, 1996 which served to further amend the February 1, 1996 agreement. This agreement provides that the Company would begin the funding of the second phase of the Tewah earn-in on the basis that the Company would be working towards the acquisition of the next 20% interest in the Tewah Project, and upon the expenditure by the Company of an aggregate of $500,000 U.S. on the Tewah property, the Company will have acquired a freely transferable 20% interest. This is not a binding commitment on the part of the Company, and Waseco agreed that the Company would incur these expenditures on a discretionary basis, and may withdraw therefrom at any time at the Company's sole discretion, without legal consequences to the Company. Waseco has the right at any time prior to December 31, 1996 to acquire the 20% interest from the Company for the sum of $500,000 U.S. In the event that Waseco is able to complete a suitable financing prior to December 31, 1996 and/or in the event that sufficient outstanding Waseco Series "A" Warrants are exercised prior to the date of their expiry, September 30, 1996, generating in excess of $500,000 U.S. of net proceeds to Waseco, Waseco shall purchase from the Company its right to acquire the next 20% interest in the Tewah Project for a price equal to the lesser of $500,000 U.S. or the amount actually spent by the Company on the Tewah property to the date of such payment by Waseco. In the event that such payment amount shall be less than $500,000 U.S., Waseco shall continue to spend, under the provisions of the February 1, 1996 agreement, the difference between $500,000 U.S. and the amount of such payment to complete the acquisition of the 20% interest. In the event that Waseco has not exercised such rights of buy-back by December 31, 1996, the Company may transfer or sell the 20% interest or any part thereof to any third party at the Company's discretion at any time thereafter. In addition, should Waseco not exercise such rights of buy-back by December 31, 1996, Waseco shall have been deemed to have consented to the termination of the February 1, 1996 agreement, with effect December 31, 1996. In the event of such deemed termination on December 31, 1996, Waseco's interest in AMBM shall be fixed at 20% and the shares of Waseco delivered to the Company shall be non-refundable and shall remain the property of the Company. Similarly, as the acquisition by Waseco of working interests in the Seruyan Property are tied in the February 1, 1996 agreement to Waseco's acquisition of interests in the Tewah Project, termination of the agreement on December 31, 1996 will also crystallize Waseco's working interest in such property at 30%.

Finally, under the July 15, 1996 agreement, Waseco also agreed to the termination of the right of first refusal provision in the February 1, 1996 agreement. Messrs. Howe and Bartlett declared their interest and abstained from voting on a resolution of the board of directors approving the July 15, 1996 agreement.

ITEM 2.  DESCRIPTION OF PROPERTY.

The Company owns no real property other than its interests in mineral properties as described in the preceding section. The Company leases registered head office space from an affiliated company, A.C.A. Howe International Ltd., at a cost of $300 per month. The Company also leases office space from the Secretary/Treasurer at a cost of $250 per month.

ITEM 3. LEGAL PROCEEDINGS.

The Company is not involved in nor is aware of any litigation or impending litigation.

ITEM 4.  CONTROL OF REGISTRANT.

         (a) Not applicable.

         (b) The following table lists, as at November 20, 1996, the beneficial share holdings in the Company of all persons or companies who are known to the Company that beneficially own, directly or indirectly, ten percent or more of the issued and outstanding common shares, and the directors and officers of the Company as a group:

                                                   (2)
     (1)                                  IDENTITY OF PERSON                     (3)               (4)
TITLE OF CLASS                                 OR GROUP                      AMOUNT OWNED     PERCENT OF CLASS
--------------                            -----------------                  ------------     ----------------
Common Shares                              Directors and Senior
                                           Officers as a group               1,541,561(1)          7.0%
                                           (seven persons)

(1) Total does not include common shares issuable upon exercise of incentive stock options granted by the Company.

(c) None.

ITEM 5.  NATURE OF TRADING MARKET.

The Company was listed on the Montreal Exchange on March 24, 1995. The closing price range and trading volume of the Company's common shares on the Montreal Exchange during the periods indicated are as follows:

                                                            CLOSING PRICE
                                                            -------------
                 PERIOD                            HIGH                       LOW
                 ------                            ----                       ---
         March 24-31, 1995                        $0.60                       $0.40
         2nd Quarter, 1995                         0.71                        0.47
         3rd Quarter, 1995                         1.81                        0.42
         4th Quarter, 1995                         3.25                        0.75
         1st Quarter, 1996                         2.90                        1.15
         2nd Quarter, 1996                         8.25                        2.75
         3rd Quarter, 1996                         8.65                        5.15
         October, 1996                             8.30                        6.20
         November, 1996                            7.20                        6.05
         (to November 19)

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the

Company's shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 7, "Taxation".

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of Ontario or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the shares of the Company.

The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

As a result of the Canada-U.S. Free Trade Agreement, the Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A Canadian business is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership or trust which is not controlled in fact through ownership of its voting interests of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians or Americans.

The following investments by a non-Canadian are subject to review by Investment
Canada:

         (a) all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

         (b) all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

         (c) all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control. For the purposes of the Act, direct acquisition of control means:

                 a purchase of the voting interest on a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and

         indirect acquisition of control means:

                 a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust carrying on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibitions of film or video recordings or audio or video music recordings).

Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 and $50 million thresholds.

A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments:

         (i)     an investment to establish a new Canadian business; and

         (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act must notify Investment Canada, within prescribed time limits, of such investments.

ITEM 7. TAXATION.

Management of the Company considers that the following discussion respecting taxation fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Company who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, shares of the Company in connection with carrying on a business in Canada (a "non-resident").

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholdings tax on the gross amount of dividends paid to residents of the United States. A further 9 % reduction in 1996, and a 10% reduction in 1997 and thereafter in the withholding tax rates on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident, (b) the person with whom the non-resident deal did not deal at arm's length, or (c) the non-resident and any person with whom the non-resident did not deal at arm's length.

Certain United States Federal Income Tax Consequences

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulation, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law; such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who holds their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that he Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United Sates Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital upon to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to ether a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as

"passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

ITEM 8.  SELECTED FINANCIAL DATA.

                         SELECTED FINANCIAL INFORMATION

         The following table sets forth selected historical information concerning the Company and is qualified by reference to the consolidated financial statements and notes thereto included elsewhere in this Application. See "Financial Statements".

                         As at May 31, 1996   As at May 31, 1995     As at May 31, 1994    As at May 31, 1993     As at May 31, 1992
                         or the Year then     or the Year then       or the Year then      or the Year then       or the Year then
                         Ended                Ended                  Ended                 Ended                  Ended

                                  [Canadian Dollars and Share Numbers in Thousands except per share amounts]
                          ----------------------------------------------------------------------------------------------------------

Working Capital           $2,616             $1,249                 $(60)                    $45                   $9
Cash and Term Deposits     2,863              1,264                   34                     116                    8
Mineral Properties         3,172                507                   82                      15                    -
Share Capital              8,001              3,563                1,227                   1,154                  990
Deficit                   (1,810)            (1,755)              (1,193)                 (1,079)                (969)
Net Loss for the Year        (42)              (160)                (114)                    (41)                (177)
Interest Income               55                 16                    -                       1                    -
Administrative Expenses      270                122                  101                      44                  137
Property Write Downs          35                 58                   23                       -                    -
Gain on Marketable           208                  4                    9                      (4)                 (53)
Securities and Investment
Net Loss per Share        ($0.01)            ($0.03)              ($0.02)                 ($0.01)              ($0.04)
Shares Outstanding        21,916             12,400                4,654                   4,573                3,960
Fully Diluted Shares      23,391             21,022                4,894                   4,906                4,080
Outstanding
Total Assets               6,423              1,927                  194                     173                   40

EXCHANGE RATES

         The following table sets forth certain information with respect to the Buying Rate of Canadian dollars in terms of U.S. dollars as reported by the Bank of Canada during the periods indicated.

                                                                                                       Period
                                                            Average (1)       High       Low             End
                                                            -----------       ----     -------         ------
Fiscal Year Ended May 31,
1992 ..................................................     0.8621           0.8278    0.8934           0.8311
1993 ..................................................     0.8033           0.7729    0.8460           0.7866
1994 ..................................................     0.7487           0.7148    0.7879           0.7233
1995 ..................................................     0.7258           0.7009    0.7463           0.7298
1996 ..................................................     0.7344           0.7212    0.7533           0.7306
June 1, 1996-November 6, 1996 .........................     0.7372           0.7255    0.7522           0.7509


(1) The average represents the average of the Noon Buying Rates on the last business day of each month during the period. On November 6, 1996, the Buying Rate was US$0.7509=Cdn.$1.00. For further information regarding the currency translation policies of the Company, see Note 2 of the Consolidated Financial Statements.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This discussion and analysis of the operating results and the financial position of the Company should be read in conjunction with the financial statements and the notes thereto forming a part of this prospectus

OPERATING RESULTS

Prior to the year ended May 31, 1992, the Company was involved primarily in the business of offering consulting services to the mining industry and investing in marketable securities in the mining sector. During the years ended May 31, 1992 and 1993, the Company redirected its efforts towards the search for mining properties to invest in and develop. Consulting income was $12,300 for the year ended May 31, 1992, and $6,300 for the year ended May 31, 1993. There have been no sources of operating revenue in the past three fiscal years. The Company has incurred operating losses during the entire five year period ended May 31, 1996. Expenses during this period consisted primarily of general administrative expenses and expenses related to the search for new properties. Expenses have risen from approximately $101,000 in fiscal 1994 to approximately $122,000 in fiscal 1995 and approximately $270,000 in fiscal 1996. These increases have related primarily to shareholder relations costs associated with being a public company and increased salaries, accounting and legal costs associated with the acquisition of new properties.

Included in the determination of the losses incurred in the past five years have been charges to the income statement related to the termination of various mining interests. As mining interests have been terminated, the Company has expensed the accumulated costs associated with the property. In the fiscal year ended May 31, 1994, an amount of $22,275 was expensed, relating to the termination of the Republic of Central Africa mining claims. In the year ended May 31, 1995, a portion of the property in the North West Territories had mining claims that expired and accordingly a charge to the income statement in the amount of $57,545 was recorded. During the year ended May 31, 1996, the mining claims in Namibia were terminated and a charge of $35,382 was recorded to the income statement.

During the five year period ended May 31, 1996, the Company has experienced gains and losses from the investment in various mining-related securities and ventures. During the year ended May 31, 1996, the total earnings on investments amounted to $208,107, which together with interest earned of $55,240, almost offset the operating expenses of $270,147. The earnings from investments during the year ended May 31, 1996 included a gain of $7,999 from the sale of marketable securities and $200,108 from cash distributions made from the Silverstone Prospecting Syndicate, in which the Company continues to hold an 8% interest.

As at May 31, 1996, the Company had $6,422,644 in assets of which $2,863,181 consisted of cash and term deposits. In addition, the Company holds marketable securities which have a book value of $55,500. Included in the marketable securities are $14,000 in securities which may have to be returned to a third party and accordingly, an offsetting amount is included in accrued charges. However, the remaining marketable securities with a book value of approximately $41,500 had a market value of approximately $163,000 as at May 31, 1996. In addition, the Company holds options to purchase 300,000 additional common shares of Blue Emerald Resources Inc. at a price of $0.25 per share, until March 16, 1997. The market value of the common shares of Blue Emerald Resources Inc. was $0.60 per share as at May 31, 1996.

The Company's total investment in mining properties was approximately $3,172,400 as at May 31, 1996, of which approximately $1,253,200 relates to acquisition costs and the remainder relates to deferred exploration expenditures.

The Company holds an 8% interest in each of the Silverstone Prospecting Syndicate and the Beaver Syndicate. These syndicates hold interests in mining properties in California, Labrador and Northern Quebec. The Company made an investment of approximately $138,000 in Randgold Resources Limited ("Randgold") during the year ended May 31, 1996. This investment represents less than 1% of the outstanding shares of a company that is exploring mining properties in Africa. The Company understands that Randgold is taking steps to become a publicly traded company in the foreseeable future.

The Company also currently holds 5,000,000 common shares in Waseco Resources Inc. ("Waseco"). This represents approximately 46% of the outstanding shares in the publicly traded company. If Waseco fulfills the remaining requirements to earn a 40% interest in the Tewah property and thereafter elects to increase its interest in the Tewah property to a 60% working interest, the Company would receive a further 2,000,000 common shares of Waseco, which when added to the Company's current holdings, on a fully diluted basis, would represent slightly less than 50 % of the common shares of Waseco. The shares that the Company holds in Waseco are subject to resale restrictions under applicable securities legislation, and constitute a control block for the purposes of the Securities Act, Ontario.

The Company's investment in fixed assets of approximately $25,400 consists of office furniture and equipment and computer equipment. As at May 31, 1996, the Company had accounts payable and accrued charges of approximately $231,300.

The operations during the years ended May 31, 1992 through May 31, 1994 were financed primarily by a combination of funds raised through private placements totalling $150,000, and advances from a shareholder. These private placement proceeds and shareholder advances were also used to pay for the expenses of approximately $70,200 associated with the unsuccessful offer to purchase the shares of a publicly traded company, and to fund the Company's investment in its mining properties during this three year period. The advances from a shareholder have since been re-paid.

LIQUIDITY AND CAPITAL RESOURCES

As a result of the receipt of proceeds from the Company's initial public offering in January, 1995, from the subsequent exercise of common share purchase warrants and promoters warrants issued in connection therewith, and from the exercise of stock options pursuant to the Company's share option plan, the Company has had adequate cash resources to meet its commitments during the fiscal year ended May 31, 1996. During the period ended May 31, 1995, the initial public offering generated net proceeds of approximately $1,933,500. In addition, during the year ended May 31, 1996, the Company received net proceeds of approximately $3,264,000, relating to the exercise of the common share purchase warrants and promoters options issued pursuant to the initial public offering. Options exercised during the year ended May 31, 1996 under the Company's share option plan provided additional proceeds of approximately $291,000.

As at May 31, 1996 the Company had cash and term deposits of $2,863,181. This amount is substantially in excess of the total liabilities of $231,266 as at May 31, 1996. The excess of cash and term deposits over liabilities was $2,631,915 which will be sufficient to continue the exploration and development in the foreseeable future of those mineral resource properties of the Company whose programs of exploration and development are not being funded from the proceeds of this offering. The balance, if any, together with the $500,000 of working capital allocated from the proceeds of this offering will be sufficient to fund the administrative operating costs of the Company in the foreseeable future with the excess used to fund further exploration and development expenditures and to invest in new mineral resource property opportunities of merit which may be presented to the Company.

During the year ended May 31, 1996 the Company acquired a 47% non-diluted interest in Waseco, which has since been decreased to approximately 46%. Waseco will continue to operate as a separate entity and the Company does not intend to provide funding for Waseco either by way of direct advances or loan guarantees.

The Company has total shareholders' equity of approximately $6,191,400 as at May 31, 1996. The Company does not have a credit facility with a financial institution. The Company anticipates that its existing commitments with respect to its mining properties will be funded through cash on hand and the application of the funds raised through the issue of the Special Warrants. The Company may also elect to raise additional funds through the optioning of a portion of the Company's mining interests to third parties in exchange for a commitment from the optionees to fulfill certain obligations with respect to the subject properties.

ITEM 10.    DIRECTORS AND OFFICERS OF REGISTRANT.

DIRECTORS AND EXECUTIVE OFFICERS

                                                                    PRINCIPAL
NAME                          TITLE                                 OCCUPATION
----                          -----                                 ----------
A.C.A. Howe                   President and Director                Mining Engineer and Consultant, President of the
                                                                    Company, President of
                                                                    Ateba Mines Inc. and President of
                                                                    Waseco Resources Inc.

Lina Noble                    Secretary, Treasurer and              Administrative Manager of the Company
                              Director                              and General Manager of Ateba Mines Inc.

Derek Bartlett*               Director                              Independent Geologist and President, Blue Emerald
                                                                    Resources Inc. and Braddick Resources Ltd.

George Silverman*             Director                              Prospector and Mining Executive, Consultant to La Fosse
                                                                    Platinum Inc. and Hollinger North Shore Mining Co.,
                                                                    General Manager, Silverstone Prospecting Syndicate

William McLucas               Director                              Managing Director, Waverley Asset Management Ltd.

Robin Ross*                   Director                              Senior Vice President/Branch Manager, Midland Walwyn
                                                                    Capital Inc.

Michael Bird                  Vice President, Asian Development     Independent Geologist, Vice President of
                                                                    Waseco Resources Inc., Vice President of the
                                                                    Company

Paul Heney                    Assistant Secretary                   Lawyer, Heney & Associates

* Member - Audit Committee

EMPLOYMENT CONTRACTS

The Company has entered into employment agreements with Mr. Howe and Mrs. Noble effective June 1, 1994 pursuant to which they are each paid a monthly salary of Cdn.$1,000 in their respective capacities as officers of the Company.

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS.

         (a) For the fiscal year ended May 31, 1996, the aggregate amountof compensation paid by the Company and its subsidiaries to all officers and directors as a group was Cdn.$24,000.

         (b) None.

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         Diadem has a stock option plan (the "Plan") which was approved by shareholders of the Company on April 9, 1992, and subsequently amended by the board of directors with the consent of the share holders under which options to purchase common shares in the capital of the Company may be granted by the board of directors to directors, officers and employees of the Company. The purpose of the Plan is to advance the interests of the Company by affording such persons the opportunity of acquiring equity interests in the Company. Options granted under the Plan will have an exercise price of not less than the market price of the common shares of the Company at the time of the grant or such other price determined in accordance with applicable regulation and will be exercisable over a number of years specified at the time of the grant, which term will not exceed five years from the date of grant. The aggregate number of common shares in the capital of the Company available for issuance under the Plan has been fixed at 2,190,000 and while this number may be increased with the approval of the shareholders, the aggregate number of common shares of the Company that may be reserved for issuance under the Plan shall not in the aggregate exceed ten percent of the number of common shares of the Company that are issued and outstanding from time to time on a non-diluted basis. In addition, the number of common shares of the Company reserved for issuance to any one person pursuant to options must not exceed five percent of the issued common shares of the Company, on a fully diluted basis and no one person shall hold options entitling such person on the exercise of such options to more than 50% of the maximum number of common shares of the Company that may be reserved under the Plan for issuance from time to time. Option agreements entered into in conjunction with options granted under the Plan terminate 30 days following the termination of the optionee's employment or six months following the death of the optionee but in no event will exceed five years from the date of grant. Options granted under the Plan are not transferable.

OPTIONS GRANTED IN LAST FISCAL YEAR

The following table sets forth information concerning grants of stock options pursuant to the rules and policies of the Montreal Exchange during the financial year ended May 31, 1996 to the Named Executive Officer of the
Company:


==================================================================================================================================
        Name and        Securities Under      % of Total            Exercise or           Market Value of
  Principal Position    Options/SARS          Options/SARS          Base Price            Securities
                        Granted (#)           Granted to            ($/Security)          Underlying
                                              Employees in                                Options/SARS on the     Expiration Date
                                              Fiscal Year                                 Date of Grant
----------------------------------------------------------------------------------------------------------------------------------
  A.C.A. Howe           115,000               15.6%                 $0.62                 $0.62                  June 5, 2000
  President and
  Chief Executive
  Officer
==================================================================================================================================

AGGREGATED OPTION EXERCISES

         The following table sets forth details of all exercises of stock options during the financial year ended May 31, 1996 by the Named Executive Officer, and the fiscal year end values of unexercised options on an aggregated basis:





==================================================================================================================================
  Name and Principal        Securities Acquired on     Aggregate Value            Unexercised Options At    Value of Unexercised
  Position                  Exercise                   Realized                   May 31, 1996              in the Money Options
                                                                                  (Exercisable/             at May 31, 1996
                                                                                  Unexercisable)            (Exercisable/
                                                                                                            Unexercisable)
----------------------------------------------------------------------------------------------------------------------------------
  A.C.A. Howe               450,000 (1)                $2,546,500                 115,000/NIL               $877,450/NIL
  President and Chief
  Executive Officer
==================================================================================================================================


(1) These shares continued to be held by Mr. Howe as at May 31, 1996.

TOTAL AMOUNT OF OPTIONS OUTSTANDING


-------------------------------------------------------------------------------------------------------------
Date of Grant             Expiry Date              Number of Options Outstanding            Exercise Price
                                                   (Held by Directors and Officers)(1)      (CDN$/Security)
-------------------------------------------------------------------------------------------------------------
June 5, 1995              June 5, 2000             540,000
                                                   (530,000)                                $0.62

-------------------------------------------------------------------------------------------------------------
November 28, 1995         November 28, 2000        30,000                                   $1.27
-------------------------------------------------------------------------------------------------------------
January 26, 1996          January 26, 2001         200,000
                                                   (200,000)                                $1.86
-------------------------------------------------------------------------------------------------------------
June 7, 1996              June 7, 2001             620,000
                                                   (575,000)                                $5.50
-------------------------------------------------------------------------------------------------------------
October 18, 1996          October 18, 2001         10,000                                   $6.50
-------------------------------------------------------------------------------------------------------------
October 21, 1996          October 21, 2001         7,500                                    $6.80
-------------------------------------------------------------------------------------------------------------


(1)Incudes options held by A.C.A. Howe indicated in table above.

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         From time to time, the Company may engage either A.C.A. Howe International Ltd., a U.K.-based geological consulting company, or A.C.A. Howe International Limited, a Canadian-based geological consulting company, to provide professional services on a contract basis and the Company will pay only reasonable, arms-length commercial rates for such services. Mr. Howe serves as both a director and as President of each of the companies, but he is not actively involved in their business operations. He owns a 49% voting interest in A.C.A. Howe International Ltd. and a 39% voting interest in A.C.A. Howe International Limited. During the year ended May 31, 1996, A.C.A. Howe International Limited received $73,141 in aggregate fees for geological consulting services rendered during the period. No payments were made to A.C.A. Howe International Ltd. Mr. Howe also received compensation directly in the form of professional consulting fees during the year ended May 31, 1996 totalling $56,640. These expenditures were allocated to the mineral resource properties for which the services were rendered. Mr. Howe may receive similar consulting fees in the future at reasonable commercial rates and such payments to Mr. Howe will be made in accordance with the applicable rules set out in Ontario Securities Commission Policy 5.2.

         Mr. Howe also received 350,000 promoters' options in connection with the Company's January 9, 1995 prospectus offering, that were exercised April
15, 1996 at a price of $0.40 per common share of the Company.   Mr. Howe also
received options to purchase 100,000 common shares of Waseco in May, 1996, and will, in appropriate circumstances, declare and refrain from voting on, any matter in which he may have a conflict of interest.

         Mr. Derek Bartlett, a director of the Company, has also served as a director of Noront Resources Ltd. since April, 1993. Noront has also granted the Company an option on its Fletcher Lake, Northwest Territories Property.
Mr. Bartlett beneficially owns 48,000 common shares of Noront and has been granted stock options in his capacity as a director of Noront. Mr. Bartlett also received options to purchase 100,000 common shares of Waseco in May, 1996. Any decision made by Mr. Bartlett involving the Company will be made in accordance with his fiduciary duties and obligations to deal fairly and in good faith with the Company and Noront or Waseco. In addition, Mr. Bartlett will, in appropriate circumstances, declare and refrain from voting on, any matter in which he may have a conflict of interest. Mr. George Silverman, Ateba Mines Inc. ("Ateba") and the Company will abstain from voting as unitholders of the Silverstone Prospecting Syndicate ("Silverstone") on any matters affecting the interests of the Company.

         The Company owns a total of four of a total of 50 units of Silverstone. Mr. George Silverman, a director of the Company, owns four units of Silverstone, representing eight percent of the total number of issued units. Mr. Silverman also serves as the Manager of Silverstone. Ateba owns four units or eight percent of Silverstone. Messrs. Howe and Silverman serve as directors of Ateba. Mr. Howe also serves as President of Ateba, while Mrs. Noble serves as Ateba's general manager. To the knowledge of the directors and senior officers of the Company, no other units of Silverstone are owned by any associate or affiliate of the Company or by any other director or senior officer of the Company, or any associate of them, nor are any securities of the Company owned by any person or company which beneficially owns, directly or indirectly, more than 10% of the units of Silverstone. To the knowledge of the directors and senior officers of the Company, no person or company owns more than five percent of the units of Silverstone or is to receive a greater than five percent interest in the shares or other consideration to be received by Silverstone from the Company other than the Company, Ateba, Mr. Silverman and one other individual who is neither a director nor an officer of the Company or an associate or affiliate thereof who holds four units or eight percent of the issued units of Silverstone. The Silverstone Prospecting Syndicate agreement provides that no mining properties may be acquired or disposed of by Silverstone without the prior consent of the holders of two-thirds of Silverstone units. Ateba, the Company and Mr. George Silverman, each of which owns an eight percent interest in Silverstone, abstain from voting as Silverstone unitholders in matters relating to transactions with the Company, and Mr. Silverman abstains from voting as a director of the Company on matters affecting Silverstone.

         An aggregate of 23,809 common shares in the capital of the Company were issued to Mr. Michael Bird in payment of finders fees with respect to the acquisition by the Company of interests in the Belitung, Mirah North East, and Upper Mahakam A and B, Indonesia properties.

                                   PART II

ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED.

CAPITAL STOCK TO BE REGISTERED

The Company wishes to register common shares in the capital of the Company.
The shares carry a voting right on the basis of one vote per common share. The common shares carry no dividend rights, liquidation rights or conversion rights, there are no sinking fund provisions. The shares are not liable to further calls or to assessment by the Company.

On September 20, 1996, the board of directors of the Company authorized and approved the adoption of a Shareholder Rights Plan, which was confirmed by the shareholders of the Company, on October 30, 1996. The Rights Plan entitles each holder of common shares to one right for each voting share held at the close of business on September 20, 1996. The rights become exercisable only when a person or persons announce their intention to acquire 20% or more of the Company without complying with the "Permitted Bid" provisions of the Plan or without the approval of the board of directors of the Company. Upon exercise, the rights entitle the holder to purchase additional common shares of the Company at a price which is equal to one-half of the prevailing market value of the common shares.

                                    PART III

ITEM 15.    DEFAULTS UPON SENIOR SECURITIES.

         Not Applicable.

ITEM 16.    CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
            SECURITIES.

         Not Applicable.

                                    PART IV

ITEM 17.    FINANCIAL STATEMENTS.

         See Item 19 below for Financial Statements filed as part of this Application.

ITEM 18.    FINANCIAL STATEMENTS.

         Not Applicable.

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS.

         (a) The following documents are filed as Attachment A hereto and are included as part of this Application on Form 20-F.

            DIADEM RESOURCES LTD. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document                                                     Page
-----------------------                                                     ----
Consent of Independent Auditors
Auditors Report
Consolidated Balance Sheets
Consolidated Income Statements
Consolidated Statements of Changes in Financial Position
Notes to Consolidated Financial Statements

         (b) The following exhibits are filed as Attachment B hereto and are included as part of this Application on Form 20-F.


Exhibit
Number           Description of Document                                    Page
-------          -----------------------                                    ----
3.1              By-Law No. 1, dated June 1, 1989

3.2              Articles of Amalgamation, dated June 1, 1989

3.3              Articles of Amendment dated April 20, 1993

3.4              Articles of Amendment dated September 23, 1994

4.1              Shareholder Rights Plan, adopted by the Board of Directors on
                 September 20, 1996 and ratified by the shareholders on October
                 30, 1996


4.2 Warrant Indenture between Montreal Trust Company of Canada and the Company, dated September 10, 1996.

4.3              Stock Option Plan, as amended, dated October 30, 1996


                             DIADEM RESOURCES LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1996

                 DIADEM RESOURCES LTD.





                 CONTENTS




                 Auditors' report                                               1

                 Balance sheet                                                  2

                 Consolidated statement of income and deficit                   3

                 Consolidated statement of changes in financial position        4

                 Notes to consolidated financial statements                     5 to 19

AUDITORS' REPORT



To the Shareholders of
Diadem Resources Ltd.:


We have audited the consolidated balance sheets of Diadem Resources Ltd.
as at May 31, 1995 and May 31, 1996 and the consolidated statements of income and deficit and changes in financial position for each of the years in the three year period ended May 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 1995 and May 31, 1996 and the results of its operations and the changes in its financial position for each of the years in the three year period ended May 31, 1996 in accordance with generally accepted accounting principles.



                                                    [SIG]
Toronto, Canada
August 13, 1996                             Chartered Accountants
(September 13, 1996 as to note 11)

DIADEM RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
AS AT MAY 31,  (IN CANADIAN DOLLARS)                                                        1996              1995
                                                                                              $                 $
--------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and term deposits                                                                   2,863,181         1,264,443
Marketable securities  (note 3)                                                             55,491            68,135
Prepaid expenses and sundry receivables   (notes 5 and 11)                                 128,173            35,411
                                                                                      ------------      ------------
                                                                                         3,046,845         1,367,989
INTEREST IN MINING PROPERTIES  (note 4)                                                  3,172,373           507,234
INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES   (note 5)                            177,978            40,000
FIXED ASSETS (note 6)                                                                       25,448            11,305
                                                                                      ------------      ------------
                                                                                         6,422,644         1,926,528
                                                                                      ============      ============

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges  (notes 3, 7 and 11)                                  231,266           118,898
                                                                                      ------------      ------------

COMMITMENTS AND CONTINGENCIES   (note 11)

SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 8)                                                                   8,001,389         3,562,799

DEFICIT                                                                                 (1,810,011)       (1,755,169)
                                                                                      ------------      ------------
                                                                                         6,191,378         1,807,630
                                                                                      ------------      ------------
                                                                                         6,422,644         1,926,528
                                                                                      ============      ============

ON BEHALF OF THE BOARD:


                                       Director
--------------------------------------



                                       Director
--------------------------------------

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF INCOME AND DEFICIT
YEAR ENDED MAY 31,  (IN CANADIAN DOLLARS)                                   1996            1995             1994
                                                                             $               $                $
-------------------------------------------------------------------------------------------------------------------
EXPENSES
Amortization                                                                2,669           2,648            3,220
Business development                                                       28,110           7,224             -
General                                                                    10,405            (962)           6,607
Insurance                                                                   6,215           5,697            6,215
Interest and bank charges                                                     614           3,177             -
Legal, audit and accounting fees                                           57,482           5,000           20,243
Office expenses                                                            30,346          18,038            9,523
Salaries and benefits                                                      57,880          27,557           45,428
Search for new properties                                                   1,479           3,779            3,830
Shareholder relations                                                      62,496          36,389             -
Travel                                                                     12,451          13,678            5,598
                                                                      -----------     -----------      -----------
                                                                          270,147         122,225          100,664
                                                                      -----------     -----------      -----------
Loss before undernoted items                                             (270,147)       (122,225)        (100,664)
                                                                      -----------     -----------      -----------
OTHER INCOME (LOSS)
Expiration of mining interest  (note 4)                                   (35,382)        (57,545)         (22,275)
Interest                                                                   55,240          15,851              531
Gain on securities and investments                                        208,107           4,217            8,498
                                                                      -----------     -----------      -----------
                                                                          227,965         (37,477)         (13,246)
                                                                      -----------     -----------      -----------
NET LOSS                                                                  (42,182)       (159,702)        (113,910)
DEFICIT, BEGINNING OF YEAR                                             (1,755,169)     (1,193,182)      (1,079,272)
                                                                      -----------     -----------      -----------
                                                                       (1,797,351)     (1,352,884)      (1,193,182)
Costs associated with issuance of shares  (note 8)                        (12,660)       (402,285)            -
                                                                      -----------     -----------      -----------
DEFICIT, END OF YEAR                                                   (1,810,011)     (1,755,169)      (1,193,182)
                                                                      ===========     ===========      ===========

NET LOSS PER COMMON SHARE                                                     .01             .03              .02
                                                                      ===========     ===========     ============

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
YEAR ENDED MAY 31,  (IN CANADIAN DOLLARS)                                      1996          1995            1994
                                                                                $             $               $
-------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net loss                                                                      (42,182)     (159,702)      (113,910)
Items not affecting cash
    Amortization                                                                2,669         2,648          3,220
    Expiration of mining interest                                              35,382        57,545         22,275
    Loss (gain) on marketable securities and investments                     (208,107)       (4,217)        (8,498)
                                                                          -----------    ----------     ----------
                                                                             (212,238)     (103,726)       (96,913)
Net change in non-cash working capital
    balances related to operations                                             19,606       (45,113)        67,300
                                                                          -----------    ----------     ----------
                                                                             (192,632)     (148,839)       (29,613)
                                                                          -----------    ----------     ----------
FINANCING ACTIVITIES
Costs associated with issuance of shares  (note 8)                            (12,660)     (402,285)          -
Increase (decrease) in advances from shareholder                                 -             -            (3,649)
Issuance of common shares  (note 8)                                         4,438,590     2,335,800         73,414
                                                                          -----------    ----------     ----------
                                                                            4,425,930     1,933,515         69,765
                                                                          -----------    ----------     ----------
INVESTING ACTIVITIES
Acquisition of interest in mining properties                               (2,700,521)     (482,512)       (89,507)
Acquisition of fixed assets                                                   (16,812)       (2,422)          (518)
Acquisition of marketable securities                                             -          (51,600)       (79,737)
Investment in mining syndicates and mining companies                         (137,978)      (27,500)       (12,500)
Proceeds on gain on marketable securities and investments                     220,751         9,655         60,040
                                                                          -----------    ----------     ----------
                                                                           (2,634,560)     (554,379)      (122,222)
                                                                          -----------    ----------     ----------
Change in cash and cash equivalents                                         1,598,738     1,230,297        (82,070)
CASH AND TERM DEPOSITS, BEGINNING OF YEAR                                   1,264,443        34,146        116,216
                                                                          -----------    ----------     ----------
CASH AND TERM DEPOSITS,END OF YEAR                                          2,863,181     1,264,443         34,146
                                                                          ===========    ==========     ==========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------



1.    NATURE OF OPERATIONS

      The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

      The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.


2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF CONSOLIDATION
        The consolidated financial statements include the accounts of the corporation and its subsidiaries and a proportionate share of the accounts of joint ventures in which Diadem Resources Ltd. and its subsidiaries have an interest.

      FIXED ASSETS AND AMORTIZATION
        Fixed assets are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

            Furniture and fixtures                           20%
            Computer and equipment                           30%

      FOREIGN CURRENCY TRANSLATION
        Monetary and non-monetary items carried at market are translated at the rate of exchange in effect at the balance sheet date. All other non-monetary items are translated at historical rates. Revenue and expense items are translated at the average rate of exchange for the year.

      MARKETABLE SECURITIES
        Marketable securities are carried at the lower of cost and quoted market value.

      INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES
        Investment in mining syndicates and a private mining company are carried at cost.

        Investment in Waseco Resources Inc. is accounted for on the equity basis of accounting.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      INTEREST IN MINING PROPERTIES
        The company's interest in mining properties is carried at cost on a property by property basis. Costs include capitalized expenditures for acquisition, geological surveys, exploration and development. When shares of the company are issued from treasury as consideration for the acquisition of mining properties, the market value of the shares is considered a cost of acquisition. Costs for each property are written off to the statement of income if future recovery is determined to be unlikely.

        All capitalized costs for each property will be amortized as depletion to the statement of income when commercial production commences.


3.    MARKETABLE SECURITIES

                                                              MAY 31,         May 31,
                                                               1996            1995
                                                                 $               $
                  Marketable securities                        55,491          68,135
                                                             ========        ========


      The estimated market value of the marketable securities is $246,991 (May 31, 1995 - $84,187).

      The company also holds options to purchase 300,000 additional common shares of Blue Emerald Resources Inc. at a price of $0.25 per share up to March 16, 1997. The market value of the common shares was $0.60 per share as at May 31, 1996.

      Included in marketable securities are 100,000 shares of Noront Resources Limited which are carried at $14,000. The current market value as at May 31, 1995 is $84,000. These shares were received from Noront Resources Limited pursuant to an agreement whereby the company optioned a portion of its interest in certain mining claims. Since these mining claims have been terminated, the company may have to return the shares to Noront Resources Limited. Included in accounts payable is $14,000 which is equivalent to the carrying value of the shares.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


4.    INTEREST IN MINING PROPERTIES
      Interest in mining properties is comprised of the following:

                                                                        1996             1995
                                                                         $                $
      Acquisition costs
            Fletcher Lake, Northwest Territories   (note 4b)           10,355           10,355
            Rancheria, California   (note 4c)                         652,733          123,593
            Leek Springs, California   (note 4d)                      254,711             -
            Crystal Valley Region, Quebec   (note 4e)                  72,500           72,500
            Dihourse Permit, Quebec   (note 4f)                        49,200             -
            Pekan River and Sarah Lake, Quebec   (note 4g)             54,400             -
            Mercury Permit, Quebec   (note 4h)                         56,300             -
            Belitung Island, Indonesia   (note 4i)                    103,000             -
                                                                    ---------        ---------
                                                                    1,253,199          206,448
                                                                    ---------        ---------

      Deferred exploration costs
            Republic of Namibia   (note 4a)                              -              35,382
            Fletcher Lake, Northwest Territories                       64,512            5,914
            Rancheria, California                                     539,477          177,580
            Leek Springs, California                                  292,127             -
            Crystal Valley Region, Quebec                             167,597           81,910
            Dihourse Permit, Quebec                                    52,156             -
            Pekan River and Sarah Lake, Quebec                        621,458             -
            Mercury Permit, Quebec                                     23,515             -
            Belitung Island, Indonesia                                111,010             -
            Tewah, Indonesia   (note 4l)                               47,322             -
                                                                    ---------        ---------
                                                                    1,919,174          300,786
                                                                    ---------        ---------
                                                                    3,172,373          507,234
                                                                    =========        =========

(a)   REPUBLIC OF NAMIBIA

      During the current year, the accumulated deferred exploration expenditure of $35,382 related to the property in The Republic of Namibia, was written off as the licenses were not renewed.

(b)   FLETCHER LAKE, NORTHWEST TERRITORIES

      The company holds an option with Noront Resources Ltd. to earn a 60% mining interest in a 100,000 acre property in the Northwest Territories. In order to exercise this option, the company was originally required to:

      1) issue 200,000 shares of its capital stock to Noront Resources Ltd. which were issued during the years ended May 31, 1994 and May 31, 1995;

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.    INTEREST IN MINING PROPERTIES (CONTINUED)

      2)    complete $1,000,000 in work prior to February 12, 1999.

      The original stakers of the property retain a royalty of 3% on any diamond production and a 1.5% net smelter royalty on any base metal or gold production.

      The company and Noront Resources Ltd. then entered into an agreement with Pure Gold Resources Inc. whereby Pure Gold Resources Inc. would earn a 40% undivided interest in the property by issuing 100,000 of its capital (60,000 to the company) and incurring $500,000 of expenditures on the property prior to February 12, 1996 and maintaining the property in good standing to March 15, 1996. The company received 30,000 of these shares during the year ended May 31, 1994 when the market value of the shares was $18,000 in aggregate and an additional 30,000 shares during the year ended May 31, 1995 when the market value of the shares was $6,600 in aggregate. The company reduced its carrying value of the property by the market value of the shares of Pure Gold Resources Inc. received.

      During the current year ended May 31, 1995, sufficient assessment work was completed to ensure that approximately 15,000 acres of the 100,000 acres were in good standing until March 11, 1996. The company relinquished any interest in the remaining 85,000 acres. Accordingly, a charge to the income statement in the amount of $57,545 was recorded in the year ended May 31, 1995. This charge was calculated as 85% of accumulated acquisition costs.

      The company then had no financial obligations with respect to the property until the completion of Pure Gold Resources Inc.'s work. However, Pure Gold Resources Inc. failed to complete the work and, accordingly, several of the claims were forfeited. In order to mitigate damages, Pure Gold Resources Inc. restaked some of the lost claims which resulted in the reacquisition of certain of the claims. Noront Resources Limited and the company have now entered into an amending agreement whereby the company may earn a 60% interest in the claims maintained and in additional staked claims by spending an aggregate of $250,000 of additional expenditures by March 15, 1999.


(c)   RANCHERIA, CALIFORNIA

      The company has obtained an option to acquire up to a 60% interest in mining claims in the Rancheria area of Amador County in California. This option was granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property. Silverstone Prospecting Syndicate has registered 13 claims.

      During the year ended May 31, 1995, the company acquired a 15% interest in these claims by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares of the company, valued at $0.30 per share.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.    INTEREST IN MINING PROPERTIES (CONTINUED)

      During the current year, the company increased its interest in the property to 30% by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate, issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $0.60 per share and spending a cumulative amount of approximately $539,000 on the property.

      The company also issued to Silverstone Prospecting Syndicate an additional 150,000 common shares valued at $2.48 per share during the current year as a step to increasing its interest to 45%. In order to complete the acquisition of 45% in the property, the company must complete the following by February 1, 1997:

      1)    pay an additional $100,000 U.S. to Silverstone Prospecting
            Syndicate, and

      2) complete $1,000,000 U.S. in cumulative expenditures on the property.

      In order to increase its interest to 60%, the company will be required to complete $2,000,000 U.S. in cumulative expenditures on the property by October 4, 1997.

      The agreement also provides that if Silverstone Prospecting Syndicate is successful in acquiring additional claims in the subject area, these claims will also be included in the agreement. The company will be entitled to earn a 60% interest in each additional claim without payment of additional consideration except for the reimbursement of the actual costs of acquiring these additional claims.

(d)   LEEK SPRINGS, CALIFORNIA

      The company has obtained an option to acquire up to a 55% interest in 56 unpatented mining claims covering approximately 1,120 acres in the Leek Springs area of Eldorado County in California. This option was also granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property.

      During the year ended May 31, 1996, the company earned a 10% interest in the property by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $1.24 per share. The company had incurred total exploration expenditures of approximately $292,000 as at May 31, 1996.

      To earn an additional 15% interest, thereby increasing its interest to 25%, the company must complete the following by October 21, 1996:

      1)    pay an additional $100,000 U.S. to Silverstone Prospecting
            Syndicate;

      2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

      3)    complete $500,000 U.S. of cumulative exploration expenditures.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.    INTEREST IN MINING PROPERTIES (CONTINUED)

      To earn an additional 15% interest, thereby increasing its interest to 40%, the company must complete the following by March 20, 1997:

      1)    pay an additional $100,000 U.S. to Silverstone Prospecting
            Syndicate;

      2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

      3)    complete $1,000,000 U.S. of cumulative exploration expenditures.

      Depending upon exploration results, the cumulative expenditures could be increased to $1,500,000 to obtain this additional 15% interest.

      To earn the final 15% interest in the property, thereby increasing its interest to 55%, the company must complete the following by August 2, 1998:

      1)    pay an additional $100,000 U.S. to Silverstone Prospecting
            Syndicate;

      2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

      3)    complete $5,000,000 U.S. of cumulative exploration expenditures.

(e)   CRYSTAL VALLEY REGION, QUEBEC

      The company has acquired a 100% interest in 144 registered claims, totalling 5,036 hectares, in the Crystal Valley Region near Montreal in the Province of Quebec. To acquire the mining rights, the company made a cash payment of $12,500 and issued 200,000 common shares when the market value of the shares was $0.30 per share. The agreement also provides that the company will pay a royalty of 2% of gross proceeds for the sale of diamonds recovered from the property. The claims are in good standing until October 1996.

(f)   DIHOURSE PERMIT, QUEBEC

      The company has entered into an option agreement with Beaver Syndicate which will enable it to earn a 90% interest in a 5,900 hectare property in Quebec. Beaver Syndicate will continue to hold the remaining unearned interest in the property and will retain a 1.5% net smelter return on production.

      The company satisfied the requirements to earn a 51% interest during the current year by paying $9,200 to Beaver Syndicate and issuing 30,075 common shares valued at $1.33 per share. A total of $52,156 was expended on the property during the current year.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.    INTEREST IN MINING PROPERTIES (CONTINUED)

      To earn an additional 19% interest, thereby increasing its interest to 70%, the company will be required by September 19, 1996 to:

      1) issue to Beaver Syndicate $40,000 worth of additional common shares or pay $60,000 in cash at the company's option;

      2)    pay the first year's annual rentals; and

      3)    commit to complete a second year's assessment work.

      To earn an additional 10% interest, thereby increasing its interest to 80%, the company will be required by September 19, 1997 to issue to Beaver Syndicate $60,000 worth of additional common shares or pay $60,000 in cash at the company's option. To earn the final 10% interest, thereby increasing its interest to 90%, the company will be required by September 19, 1998 to issue to Beaver Syndicate $60,000 worth of additional common shares or pay $60,000 in cash at the company's option.

      The permit is valid until September 17, 2000 and remains in good standing until September 18, 1997 at which time renewal fees are payable and assessment work is due.

      During the current year, the company formed a joint venture with Ateba Mines Inc. which holds an option on a 3,100 hectare property in Labrador which runs parallel to the property covered by the Dihourse permit. The joint venture agreement contemplates that the parties will participate equally in the costs of exploration and development of the properties as well as the benefits and contribute their respective interests in the permit to the venture.


(g)   PEKAN RIVER AND SARAH LAKE, QUEBEC

      The company entered into an option agreement which enables it to purchase a 90% interest in 5,000 hectares of property in Quebec known as the Pekan River Prospect. This option was granted by Beaver Syndicate which will continue to hold the remaining unearned interest in the property. A further agreement was reached with Beaver Syndicate to also acquire an interest in an additional property in Quebec known as the Sarah Lake Project. This second property is included in the earlier agreement for no additional consideration other than a fee of $5,200. The original permit holder will retain a 1.5% net smelter return on production.

      The company earned a 51% interest in the properties by paying the sum of $9,200 to Beaver Syndicate and issuing to Beaver Syndicate 80,000 common shares valued at $0.50 per share. A total of $621,458 was expended on the properties during the current year.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.    INTEREST IN MINING PROPERTIES (CONTINUED)

      The company can earn an additional 19% interest, thereby increasing its interest to 70%, by completing the following by October 31, 1996:

      1) issue to Beaver Syndicate $60,000 worth of common shares or pay $60,000 in cash, at the company's option

      2)    pay the first year's annual rentals

      3)    commit to complete a second year's assessment work

      The company can earn an additional 10% interest, thereby increasing its interest to 80%, up to May 30, 1997, by issuing to Beaver Syndicate $60,000 worth of common shares or by paying $60,000 in cash, at the company's option.

      The company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 30, 1998, by issuing to Beaver Syndicate $60,000 worth of common shares or by paying $60,000 in cash, at the company's option.

      The company has been advised that the Pekan River permit is valid until May 23, 2000 and is in good standing until May 24, 1997, at which time renewal fees must be paid and suitable assessment work filed. The Sarah Lake permit is valid until October 25, 2000 and remains in good standing until September 26, 1996, at which time renewal fees are payable and assessment work is due.

(h)   MERCURY PERMIT, QUEBEC

      The company has also entered into an agreement with Trinity Syndicate to purchase a 90% mining interest in 11,500 hectares of property in Quebec. Trinity Syndicate will continue to hold the unearned interest and will retain a 1.5% net smelter return on production.

      The company earned a 51% interest in the property by paying the sum of $16,300 to Trinity Syndicate and issuing to Trinity Syndicate 80,000 common shares valued at $0.50 per share. A total of $23,515 was expended on the property during the current year.

      The company can earn an additional 19% interest, thereby increasing its interest to 70%, by completing the following by December 31, 1996:

      1) Issue to Trinity Syndicate $80,000 worth of common shares or pay $80,000 in cash, at the company's option

      2)    Pay the first year's annual rentals

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.    INTEREST IN MINING PROPERTIES (CONTINUED)

      3)    Commit to complete a second year's assessment work

      The company can earn an additional 10% interest, thereby increasing its interest to 80%, up to May 16, 1997, by issuing to Trinity Syndicate $80,000 worth of common shares or by paying $80,000 in cash, at the company's option.

      The company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 16, 1998, by issuing to Trinity Syndicate $80,000 worth of common shares or by paying $80,000 in cash, at the company's option. Trinity Syndicate has advised the company that the permit is valid to May 11, 2000 and the property is in good standing until May 21, 1997, at which time renewal fees will be payable and assessment work will need to be filed.

(i)   BELITUNG ISLAND, INDONESIA

      The company has entered into an option agreement with an Indonesian company whereby it can acquire a 90% interest in mining property on Belitung Island in Indonesia. The company is required to spend a total of U.S. $1,000,000 in exploration and development expenditures. The company issued 100,000 shares valued at $1.03 per share for the opportunity of entering into the agreement. The Indonesian company will retain a 10% working interest in the property. The company has entered into an agreement with Bresea Resources Ltd. whereby Bresea Resources Ltd. has the right to acquire a 60% working interest in the property with the company retaining a right to acquire a 30% working interest in the property. Bresea Resources Ltd. is to pay the first U.S. $100,000 of exploration expenditures on the property.

(j)   MIRAH NORTH EAST, KALAMANTAN, INDONESIA

      The company has entered into a joint venture arrangement to acquire a 30% interest in a 10,300 hectare property in the Kalamantan gold belt in Indonesia. The remaining interest will be held 15% by an Indonesian company, 30% by Tandem Resources Ltd. and 25% by Bresea Resources Ltd. All joint venture exploration expenditures are to be incurred by each non-Indonesian joint venture party in proportion to their interest in the property. Upon commencement of mining operations, all costs and expenses incurred are to be borne by all parties on a pro rata basis.

(k)   MAHAKAM, KALAMANTAN, INDONESIA

      The company has entered into two separate joint venture arrangements to acquire a 30% interest in two 10,000 hectare properties in the Kasogan Area of East Kalamantan, Indonesia. The properties are located 20 kilometres apart. The remaining interest in each property will be held 15% by an Indonesian company, 30% by Tandem Resources Ltd. and 25% by Bresea Resources Ltd. All joint venture exploration expenditures are to be incurred by each non-Indonesian joint venture party in proportion to their interest in the property. Upon commencement of mining operations, all costs and expenses incurred are to be borne by all parties on a pro rata basis.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.    INTEREST IN MINING PROPERTIES (CONTINUED)

(l)   TEWAH, INDONESIA

      The company entered into an agreement to participate with an Indonesian mining company for the exploration and development of gold property in the Kahayan River Valley in Indonesia. The agreement allows the company to acquire a 60% interest for an expenditure of the greater of U.S. $1,500,000 or the cost of completing a full feasibility study on the property.

      The company then entered into an agreement with Waseco Resources Inc. whereby Waseco Resources Inc. could earn the company's interest in the property by spending the U.S. $1,500,000 on the property and issuing treasury shares to the company. The acquisition was to be accomplished by Waseco Resources Inc. whereby it has three separate options to purchase 20% at each option date satisfied by spending U.S. $500,000 by each date and issuing a cumulative 7,000,000 common shares from treasury.

      The agreement has been amended to state that Waseco Resources Inc. has spent the first U.S. $500,000 and issued to the company 4,750,000 common shares from treasury and a further 250,000 common shares were issued to the company subsequent to the year end. Accordingly, Waseco Resources Inc. has earned the first 20% interest in the property. However, the company will fund the next U.S. $500,000 of expenditures and thereby acquire a 20% interest in the property. Waseco Resources Inc. will have the right to buy back this 20% up to December 31, 1996 by reimbursing the company for expenditures incurred and funding the remaining required expenditures to meet the U.S. $500,000 threshold if required. If Waseco Resources Inc. does not repurchase this second 20% interest by December 31, 1996,the earlier agreement is considered terminated with the following results:

      1) Waseco Resources Inc.'s interest in the property is fixed at 20% and the remaining 40% can be earned by the company; and

      2) The 5,000,000 shares of Waseco Resources Inc. held by the company are non-refundable and will remain the property of the company.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



5.    INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES

                                                                       1996             1995
                                                                        $                $
            Investment in mining syndicate                             40,000           40,000
            Investment in private mining company                      137,978           -
                                                                    ---------        ---------
                                                                      177,978           40,000
                                                                    =========        =========

      The company participated in a private placement during the current year whereby it purchased 10,000 ordinary shares of Randgold Resources Limited at a cost of $137,978. The company holds less than 1% of the outstanding shares. Randgold Resources Limited is involved in the exploration of gold mining properties in Africa.

      Investment in mining syndicates consists of 4.0 units (1995 - 4.0 units) in Silverstone Prospecting Syndicate with a cost of $20,000 (1995 - $20,000) and 2.0 units (1995 - 2.0) in Beaver Syndicate with a cost of $20,000 (1995 - $20,000). Silverstone Prospecting Syndicate is currently exploring properties in the United States while Beaver Syndicate is exploring properties in Northern Labrador and Quebec. As at May 31, 1996, the company holds 8% of the outstanding units in Silverstone Prospecting Syndicate and 8% of the outstanding units in Beaver Syndicate.

      In addition, the company holds 4,750,000 common shares of Waseco Resources Inc. This represents approximately 47% of the outstanding shares. These shares were acquired pursuant to the transfer of the mining options in the Tewah property in Indonesia (see note 4l) to Waseco Resources Inc. No value has been attached to these shares for accounting purposes as the company had not incurred any costs in obtaining these option rights which were transferred in exchange for the shares. A further 250,000 common shares of Waseco Resources Inc. were received subsequent to the year end.


6.    FIXED ASSETS

                                                                                        MAY 31,     MAY 31,
                                                                      ACCUMULATED        1996        1995
                                                            COST      AMORTIZATION       NET         NET
                                                             $              $             $           $
      Furniture and fixtures                               31,199         25,013         6,186       7,733
      Computer and equipment                               21,532          2,270        19,262       3,572
                                                        ---------      ---------     ---------    --------
                                                           52,731         27,283        25,448      11,305
                                                        =========      =========     =========    ========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


7.    RELATED PARTY INFORMATION

      ACCOUNTS PAYABLE AND DEFERRED EXPLORATION COSTS
            During the current year, the company incurred fees totalling $73,141 (1995 - $27,395), related to exploration work from a company in which a director holds a 49% interest. A balance of $4,966 (1995 - $9,702) related to these fees is included in accounts payable at the current year end date. In addition, a company which is wholly owned by a director, charged $56,640 (1995 -nil) during the current year in consulting fees related to exploration work.


            These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.


      PREPAID EXPENSES AND SUNDRY RECEIVABLES
            Included in prepaid expenses and sundry receivables is the amount of $37,449 (1995 - $nil) due from Waseco Resources Inc.


8.    CAPITAL STOCK
      (a)  Authorized capital
            Authorized capital stock of the company consists of an unlimited number of special shares, redeemable and retractable at paid-up value and an unlimited number of common shares.

      (b)  Issued and outstanding shares
            Details of issued and outstanding common shares are as follows:

                                                                 1996                                  1995
                                                      Shares              $Amount            Shares             $Amount
      Balance, beginning of year                    12,399,581          3,562,799           4,653,581           1,226,999

      Issued pursuant to:
      Private placement                                   -                  -                100,000              30,000

      Initial public offering                             -                  -              7,236,000           2,170,800

      Warrants exercised by shareholders             7,841,600          3,136,640                -                   -

      Shares issued to related
      to the purchase of mining properties             740,075            871,000             410,000             135,000

      Exercise of share options                        585,000            290,950                -                   -

      Exercise of promoter's options                   350,000            140,000                -                   -
                                                   -----------         ----------         -----------          ----------
                                                    21,916,256          8,001,389          12,399,581           3,562,799
                                                   ===========         ==========         ===========          ==========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



8.    CAPITAL STOCK (CONTINUED)

      (c)  Initial public offering
            During the year ended May 31, 1995, the company completed an initial public offering which resulted in the issuance of 7,236,000 common shares at a price of $0.30 per share for gross proceeds of $2,170,800. In addition, a total of 6,752,000 warrants to purchase additional common shares at $0.40 per share were issued pursuant to the offering. In addition, 1,120,000 warrants were granted to investors who had been issued shares through a private placement in the year ended May 31, 1993. These warrants allowed the holder to purchase additional common shares at $0.40 per share.

            During the year ended May 31, 1996, 7,841,600 warrants were exercised with gross proceeds of $3,136,640. All unexercised warrants have expired.

            A director, in his capacity as a promoter of the company, received 350,000 additional options to purchase common shares at $0.40 per share pursuant to the initial public offering. During the year ended May 31, 1996, these options were exercised with proceeds of $140,000.

            The costs associated with this offering which totalled $402,285 during the year ended May 31, 1995 and $12,660 during the year ended May 31, 1996, have been charged directly against retained earnings.

      (d)  Share Option Plan
            The company has a share option plan under which options to purchase common shares may be granted by the board of directors to directors, officers employees and eligible service providers of the corporation for terms up to five years at a price equal to the market price prevailing on the date of the grant. The maximum number of options available for grant under the plan is 1,215,000.

            The following is a summary of the options which have been granted by the board of directors:

                Expiry Date               Option Price     Number of Shares
                                               $
                June 5, 2000                 0.62               575,000
                November 28, 2000            1.27                80,000
                January 26, 2001             1.86               200,000
                June 7, 2001                 5.50               620,000
                                                              ---------
                                                              1,475,000
                                                              =========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



 8.   CAPITAL STOCK (CONTINUED)

            Included in the above are the following options which are pending the shareholders' approval, including an increase in the maximum number of share options available from 1,215,000 to 2,190,000:

                Expiry Date                        Option Price                   Number of Shares
                                                           $
                November 28, 2000                          1.27                             25,000
                January 26, 2001                           1.86                            200,000
                June 7, 2001                               5.50                            620,000



 9.   INCOME TAXES

      As at May 31, 1996, the company had accumulated tax losses of $1,122,000 which may be applied against future taxable income. These losses expire as follows:

                  Fiscal Year Ending In:                             $
                                    1997                            339,000
                                    1998                            114,000
                                    1999                            339,000
                                    2000                             30,000
                                    2001                            100,000
                                    2002                            190,000
                                    2003                             10,000
                                                                -----------
                                                                  1,122,000
                                                                ===========



10.   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain material respects from GAAP in the United States. Had the company followed GAAP in the United States, certain items in the consolidated

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

      statements of income and consolidated balance sheets would have been reported as follows:

       CONSOLIDATED STATEMENT OF INCOME                                     1996            1995             1994
                                                                             $               $                $
       Primary loss per share as
         per GAAP in Canada   (note 10a)                                      .01             .03              .02

       Primary loss per share as
         per GAAP in the United States   (note 10a)                           .01             .02              .02

       CONSOLIDATED BALANCE SHEETS                                                                May 31,
                                                                                          1996             1995
                                                                                           $                $
       Marketable securities   (note 10c)                                                 246,991           84,187
       Interest in mining properties   (note 10b)
       Investment in mining syndicates                                                  2,911,041          507,234
         and mining companies   (notes 10b and 3)                                         439,310           40,000
       Accounts payable   (notes 10b and 3)                                               301,266          118,898
       Capital stock   (note c)                                                         7,516,235        3,090,305
       Deficit   (note c)                                                              (1,324,857)      (1,282,675)
       Difference between cost and market value
         of marketable securities   (note d)                                              107,500           16,052

       CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

       During the year, the company issued 740,075 common shares (1995 - 410,000,. 1994 -40,000) of its share capital as consideration for the acquisition of mining properties in the amount of $871,000 (1995 - $135,000, 1994 - $62,500). These amounts have been included in the consolidated statement of changes in financial position as financing and investing activities. Under GAAP in the United States, these non-cash transactions would not have been shown in the consolidated statement of changes in financial position.

       The net change in non-cash working capital balances related to operations is comprised of the following:

                                                                 1996          1995          1994
                                                                  $             $             $
       Prepaid expenses and sundry receivables                  (92,762)      (29,463)       (5,795)

       Accounts payable and accrued charges                     112,368       (15,650)       73,095
                                                              ---------     ---------     ---------
                                                                 19,606       (45,113)       67,300
                                                              =========     =========     =========

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


10. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED)

       (a)  LOSS PER SHARE

       Under GAAP in the United States, the computation of primary income
       (loss) per share considers the weighted average number of shares outstanding during the year plus common share equivalents, such as options and warrants. This method requires that primary income (loss) per share be computed as if the common share equivalents were exercised at the beginning of the year or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the company at their average market price during the year.

       Under GAAP in Canada, basic income (loss) per share is calculated using the weighted average number of shares outstanding during the year.

       (b)  INTEREST IN MINING PROPERTIES AND MINING COMPANIES

       The company's investment in certain incorporated joint ventures has been proportionately consolidated. Incorporated joint ventures are accounted for by the equity method under GAAP in the United States.

       (c)  SHARE ISSUE EXPENSES

       Share issue expenses are shown as an increase of deficit as provided under GAAP in Canada. Under GAAP in the United States, these expenses are shown as a reduction of share capital.

       (d)  INVESTMENTS IN SHARES OF PUBLIC COMPANIES

       Under GAAP in the United States, the company's investments in shares of public companies are carried at fair value. Changes in the market value of investments are included as a component of shareholders' equity.


11.    COMMITMENTS AND CONTINGENCIES

       During the current year, the company entered into an agency agreement with Brenark Securities Ltd. for the issuance of 1,000,000 Special Warrants at a price of $5.75 per Special Warrant. Each Special Warrant entitles the holder to be issued one common share and one-half of a common share warrant. Each whole common share warrant entitles the holder to acquire one common share of the company at a price of $6.75 per share until May 17, 1997.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



11.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       The proceeds of $5,750,000 less $402,500 of commissions paid to Brenark Securities Ltd. less $50,000 paid to the company to fund expenses incurred to date by the company were held in escrow by Montreal Trust Company of Canada. The release of the funds and the issuance of the common shares were subject to the company obtaining a receipt for a final prospectus from the necessary regulatory commissions by September 14, 1996. The necessary receipts were obtained within the required time period and the proceeds were released to the company subsequent to the year end.

       Included in prepaid expenses are $35,494 of expenses related to this offering. Included in accounts payable is the $50,000 advance on expenses released from the escrowed funds.

       In addition to the commission outlined above, Brenark Securities Ltd. was also issued a Brokers Warrant which entitles it to purchase on or before May 17, 1997, 50,000 common shares at an exercise price of $6.75 per share.

  For Ministry Use Only                                                                      Ontario Corporation Number
a usage exclusil du ministre                                                             Numeric de is compagne en Onterio

 [LOGO]  Ministry of                 Ministere de
         Consumer and                la Consummation                                                  841767
         Relations                   et du Commerce                                     ------------------------------------
CERTIFICATE                          CERTIFICAT
This is to clerify that these        Ceci certife que les presents
articles are effective on            statuts entrent en vigueur la

       APRIL  20                      AVRIL     1993
-------------------------------------------------------------------
                          [SIG]                                                                        TRANS
                    Director/Directeur                                                                  CODE
  Business Corporation Act / loi de sut less compaginies                                               ------
                                                                                                         C
                                                                                                       -----
                                                                                                        18

------------------------------------------------------------------------------

                                                       ARTICLES OF AMENDMENT
                                                      STATUTS DE MODIFICATION

   Form 3           1.  The present name of the corporation is:                Denomination sociale actuette de la compagnie:
  Business
Corporations            H O W E  E X P L O R A T I O N  &  D E V E L O P M E N T   C O .  L I M I T E D
    Act.
    1982

   Formule
  Numero 3
 Loi de 1982
   sur les          2. The name of the corporation is changed to (if           Nuvelle denomination sociale de la compagnie (si'l y
 Compagnies            applicable):                                            a lieu):

                       H O W E X  E N T E R P R I S E S  L . T . D .


                    3. Date of incorporation/amaigamation:                     Date de la constitution ou de la fusion:

                                                          01 - 06 - 1989
                    ---------------------------------------------------------------------------------------------------------------
                                                        (Date, Month, Year)
                                                        (jour, mors, annee)

                    4. The articles of the corporation are amended as          Les statuts de la compagnie sont modities de la facon
                       following:                                              suivante:

         (a) The name of the Company is changed to Howex Enterprixes Ltd.;

         (b) The provisions with respect to the restrictions on transfer of ownership of shares as set out in paragraph 9 and paragraph 14(a) of Schedule B of the Articles of Amalgamation are hereby deleted;

         (c) The provision limiting the number of shareholders as set out in paragraph 14(b) of Schedule B to the Articles of Amalgmation is hereby deleted; and

         (d) The provision prohibiting any invitation to the public to subscribe for securities as set out in paragraph 14(c) of Schedule B to the Articles of Amalgamation is hereby deleted.

5. The amendment has been duly              La modification a ete dument
   authorized as received by Section        autorisee conformement a l'article
   167 and 169 (as applicable) of           167 et. sil y a lieu. a l article
   the Business Corporations Act.           169 de la Loi surles compagines.


6. The resoultion authorizing the           Les actionnaires ou less
   amendment was approved by the            administrateurs (le cas echeant,
   shareholders/directors (as               de la compaginie ont approuve la
   applicable) of the corporation on        resolution autorisen; la
                                            modification


                                19 - 04 - 1993
  ----------------------------------------------------------------------------
                              (Day, Month, Year)
                             (jour, mois, annde)

   These articles are signed in             Les presents statuts sont signes en
   duplicate.                               double exemplaire.

                                            HOWE EXPLORATION & DEVELOPMENT
                                            CO. LIMITED
                                            -----------------------------------
                                                    (Name of Corporation)
                                          (Denomintion sociale de la compagnie)

                                    By/Par:   [SIG]               DIRECTOR
                                          -------------------------------------
                                            (Signature)  (Description of Office)

  For Ministry Use Only                                                                      Ontario Corporation Number
a usage exclusil du ministre                                                             Numeric de is compagne en Onterio

 [LOGO]  Ministry of                 Ministere de
         Consumer and                la Consummation                                                  841767
         Relations                   et du Commerce                                     ------------------------------------
CERTIFICATE                          CERTIFICAT
This is to clerify that these        Ceci certife que les presents
articles are effective on            statuts entrent en vigueur la

       SEPTEMBER 23                    SEPTEMBRE, 1994
-------------------------------------------------------------------
                          [SIG]                                                                        TRANS
                    Director/Directeur                                                                  CODE
  Business Corporation Act / loi sur les par actions                                                   ------
                                                                                                         C
                                                                                                       -----
                                                                                                         18

------------------------------------------------------------------------------

                                                       ARTICLES OF AMENDMENT
                                                      STATUTS DE MODIFICATION

   Form 3           1.  The present name of the corporation is:                Denomination sociale actuelle de la compagnie:
  Business              ----------------------------------------------------------------------------------------------------------
Corporations            H O W E X  E N T E R P R I S E S  L T D .
    Act.                ----------------------------------------------------------------------------------------------------------
    1982                ----------------------------------------------------------------------------------------------------------
                        ----------------------------------------------------------------------------------------------------------
   Formule              ----------------------------------------------------------------------------------------------------------
  Numero 3              ----------------------------------------------------------------------------------------------------------
 Loi de 1982            ----------------------------------------------------------------------------------------------------------
   sur les          2. The name of the corporation is changed to (if           Nuvelle denomination sociale de la compagnie (s'il
 Compagnies            applicable):                                            y a lieu):
                       ----------------------------------------------------------------------------------------------------------
                       D I A D E M  R E S O U R C E S  L T D .
                       ----------------------------------------------------------------------------------------------------------
                       ----------------------------------------------------------------------------------------------------------
                       ----------------------------------------------------------------------------------------------------------
                       ----------------------------------------------------------------------------------------------------------
                    3. Date of incorporation/amalgamation:                     Date de la constitution ou de la fusion:

                                                          01 - 06 - 1989
                    ---------------------------------------------------------------------------------------------------------------
                                                        (Date, Month, Year)
                                                        (jour, mors, annee)

                    4. The articles of the corporation are amended as          Les statuts de la compagnie sont modities de la facon
                       following:                                              suivante:

         (i)  The name of the corporation is changed in Diadem Resources Ltd;
              and

         (ii) The 11,633,934 issued and outstanding common shares of the corporation are consolidted in 4,653,574 issued and outstanding common shares, or such other number as may result from rounding, on the basis of ONE (1) post-consolidation common share for each TWO AND ONE HALF (2.5) issued and outstanding pre-consolidation common shares of the Corporation; provided, however, that any person who, on the date of these Articles of Amendment is the registered holder of a number of pre-consolidation common shares not divisible by TWO AND ONE HALF (2.5) shall not be entitled to receive any fractional interests in a post-consolidation common share following the consolidation, or any payment of any nature, kind or description in lieu of such fractional post-consolidation common share; provided furrther that fractional post-consolidation common shares equal to or in excess of ONE HALF (.5) shall be rounded to ONE (1) whole post-consolidation common share, while fraction post-consolidation common shares less than ONE HALF (.5) shall be rounded down.

5. The amendment has been duly              La modification a ete dument
   authorized as received by Section        autorisee conformement a l'article
   167 and 169 (as applicable) of           167 et. s'il y a lieu, a l'article
   the Business Corporations Act.           169 de la Loi sur les compagnies.


6. The resolution authorizing the           Les actionnaires ou les
   amendment was approved by the            administrateurs (le cas echeant)
   shareholders/directors (as               de la compagnie ont approuve la
   applicable) of the corporation on        resolution autorisant la
                                            modification


                                23 - 09 - 1994
  ----------------------------------------------------------------------------
                              (Day, Month, Year)
                             (jour, mons, annee)

   These articles are signed in            Les presents statuts sont signes en
   duplicate.                              double exemplaire.


                                           HOWEX ENTERPRISES LTD.
                                           -----------------------------------
                                                   (Name of Corporation)
                                         (Denomination societe de la compagnie)

                                   By/Par:  A.C.A. HOWE       PRESIDENT
                                         -------------------------------------
                                           (Signature)  (Description of Office)
                                           (Signature)  (Foncioni)

  For Ministry Use Only                                                                      Ontario Corporation Number
a usage exclusil du ministre                                                             Numero de is compagnie en Ontario

 [LOGO]  Ministry of                 Ministere de
         Consumer and commercial     la Consommation                                                  841767
         Relations                   et du Commerce                                     ------------------------------------
CERTIFICATE                          CERTIFICAT
This is to certify that these        Ceci certifie que les presents
articles are effective on            statuts entrent en vigueur la

       JUNE 1                         JUIN      1989                          ???        ??      ???    ???   ???    ???   ???
-------------------------------------------------------------------          ------    ------   -----   -----    ------   -----
                          [SIG]                                                 A        O         O       A        3       S
                    Director/Directeur                                       ------    ------   -----   -----    ------   -----
  BUSINESS CORPORATION ACT / LOI DE SUR LES COMPAGNIES


                                                                               ???         ????????????
                                                                             ------    ----------------------             -----
                                                                               N        ONTARIO                             A
                                                                             ------    ----------------------             -----
                                                                               1.      JJ

------------------------------------------------------------------------------------------------------------------------------------
                                                       ARTICLES OF AMALGAMATION
                                                          STATUTS DE FUSION

   Form 3           1.  The name of the amagamated corporation is:          Denomination sociale de la compagnie issue de la fusion
  Business
Corporations            H O W E  E X P L O R A T I O N  &  D E V E L O P M E N T   C O .  L I M I T E D
    Act.
    1982

   Formule
  numero 3
 Loi de 1982
   sur les          2. The address of the registered office is                Adrese du siege social
 compagnies
                    22 Front Street West, Suite 1406,
                    ---------------------------------------------------------------------------------------------------------------


                    Toronto, Ontario                                                                              |M|5|J|1|C|4|
                    ---------------------------------------------------------------------------------------------------------------
                                                Name of Municipality or Post Office                               {Postal Code)
                                                                                                                  (Code Postal)

                                                              Toronto
                    Municipality of Metropolitan/             in the       Judicial District of York
                    ----------------------------------------- dens le/la  ----------------------------------------------------------
                                                                                 (County, District, Regional Municipality)
                                                                                     (Come, district, municipalite
                                                                                                    regionale)


                    3. Number (or minimum and maximum number)                  Nombre (ou nombers minimal et maximal) d'admin-
                       of directors is:                                        strateurs:

                    A minimum of 1 and a maximum of 15.


                    The director(s) is/are                            Administrateurs
                                                                                                                Resident
                                                                                                                Canadian
                    First name, middle and surname         Residence address giving Street & No or R.R.         State
                    Prenom initiates et nom de famille     No. Municipality and Postal Code                     Yes or No
                                                           Address personnelle y compris la rue et le           Reside of
                                                           mumero le numero de la R. R. ou le nom de la         Canadien
                                                           municipalite et le code postal                       Oui ou Non
                    ------------------------------------------------------------------------------------------------------------
                    A.C.A. HOWE                            Villa LePonant, Route de Tahiti                     No
                                                           53350 Ramatuelle, France

                    LINA NOBLE                             110 Meadowvale Road, Scarborough,                    Yes
                                                           Ontario, MLC 151


                                       ---
5. A) The amalgamation agreement has    X    A) Les actionnaires de chaque
      been duly adopted by the         ---      compagnie qui lusionno out
      shareholders of each of the               diment adopte la convention de
      amalgamating corporations as              fusion conformement au
      required by subsection 175(4)             paragraphe 175(4) de la Loi sur
      of the Business Corporations              les compagnies a la date
      Act on the date set out below.            ?????????  ci-dessous.

                             -------------------------
                              Check            Cocher
                              A or B           A ou B
                             -------------------------

B) The amalgamation has been           ---   B) les ad?????????? de chaque
   approved by the directors of each            compagnie qui lusion oat
   amalgamating corporation by a       ---      approuve la fusion par vore de
   resolution as required by section            resolution conformement a
   176 of the Business Corporations             l'article 176 de la Loi sur les
   Act on the date set out below                compagnins a la date ?????????
   The articles of amalagamation in             cidessous, les status de fusion
   substance contain the provisions             reprennent essoulielleomont les
   of the articles of incorporation of          dispositions des status
                                                constitutits de


--------------------------------------------------------------------------------
   and are more particularly set out            et sont enonces textuellemont
   in these articles.                           aux presents status

   Names of amalgamating         Ontario Corporation Number    Date of
   corporations                  Numero de la compagnie en     Adoption/Approval
   Denomination sociale des      Ontario                       Date d'adoption
   compagnies qui fusionnent                                   ou d'approbation
--------------------------------------------------------------------------------
   HOWE EXPLORATION &            140537                        May 29, 1989
   DEVELOPMENT CO.
   LIMITED

   MERIGOMISH INVESTMENTS        620372                        May 29, 1989
   LIMITED

6. Restrictions, if any, on business         Limites. s'il y a lieu, imposees
   the corporation may carry on or           aux activites commerciales ou aux
   on powers the corporation exercise.       puvoirs de la compagnie.

   NONE















7. The classes and any maximum               Categories et nombre maximal s'il y
   number of shares that the                 a lieu, d'actions que la compagnie
   corporation is authorized                 est autorisee a emettre:
   to issue.

   An unlimited number of common shares without nominal or par value and an unlimited number of special shares without nominal or par value.

8. Rights, privileges, restrictions        Droits, privileges, restricitons et
   and conditions (if any) attaching       conditions sil y a lieu, rettaches
   to each class of shares and             a chaque categorie d'actions et
   directors authority with respect        pouyoirs des administrateurs relatifs
   to any class of shares which is to      a chaoue caregorie d'actions qui peul
   be issued in series.                    etre emise en serie:

The following rights, privileges, restrictions and conditions are attached to the common shares, the holders of which are entitled:

     (i) To vote at all meetings of shareholders except meetings at which only shareholders of a specified class of shares are antitled to vote;

     (ii) To receive any dividends declared by the Corporation; and

     (iii) Subject to the rights, privileges, restrictions and conditions attaching to other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution; and

The following rights, privileges, restrictions and conditions are attached to the special shares:

     (i) The holders of the special shares shall, in the discretion of the directors, always in priority and preference to any payment of dividends on the common shares, be entitled, out of any or all profits or surplus available for dividends, to non-cumulative dividends at a rate to be determined by the board of directors on the amount paid up on the special shares; if in any year after providing for the full dividend of the special shares there shall remain any profits or surplus available for dividends, such profits or surplus or any part thereof may in the discretion of the directors be applied to dividends on the common shares; the holders of the special shares shall not be entitled to any dividend other than or in excess of the cumulative dividend hereinbefore provided;

     (ii) The special shares shall rank both as regards to dividend and repayment of capital in priority to the common shares, but shall not confer any further right to participate in profits or assets;

     (iii) The holders of the special shares shall not as such have any voting rights to the election of directors or for any other purpose nor shall they be entitled to attend shareholders' meetings. The holders of the special shares shall however be entitled to notice of meetings of shareholders called for the purpose of authorizing disolution of the Corporation or the sale of its undertaking or a substantial part thereof;

                                                                         4A.



                          (iv) The Corporation may, upon giving notice as hereinafter provided, redeem the whole or any part of the special shares on payment for each share to be redeemed of the amount paid up thereon together with all dividends declared thereon together with all dividends declared thereon and unpaid; not less than 10 days' notice in writing of such redemption shall be given by mailing such notice to the registered holders of the said shares to be redeemed specifying the date and place or places of redemption. If notice of any such redemption is given by the Corporation in the manner aforesaid, an amount sufficient to redeem the shares shall be deposited with any trust company or chartered bank in Canada as specified in the notice, on or before the date fixed for redemption, dividends on the said special shares to be redeemed shall cease after the date so fixed for redemption, and the shareholders thereof shall thereafter have no rights against the Corporation in respect thereof except upon the surrender of certificates for such shares, to receive payment therefor out of the monies so deposited;

                          (v) The holders of the special shares may upon giving notice hereinafter provided require the redemption of the whole or any part of their special shares and receive payment for each share redeemed of the amount paid up thereon together with all dividends declared thereon and unpaid; not less than 30 days' notice in writing of such requirement for redemption shall be given by mailing such notice to the secretary of the corporation specifying the required date of redemption and upon surrender of certificates for such shares, the holders shall receive payment therefor by the Corporation.

                          (vi) The Corporation may at any time and from time to time purchase for cancellation the whole or any part of the special shares at the lowest price at which in the opinion of the directors such shares are obtainable, but not exceeding the amount paid up thereon with all dividends declared thereon and unpaid.

                                                                      4B.



                          (vii) In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the special shares shall be entitled to receive the amount paid up thereon and any dividends declared thereon and unpaid, but shall not be entitled to receive any further amount.

9. The issue transfer or ownership      L'emission, le transfert ou le propriete
   of shares vs/stock restricted        d'actions est n'est pas restrante.
   and the restrictions (if any)        Les restrictions s'il y a lieu, sont les
   are as follows:                      suivantes:

The right to transfer shares of the Corporation shall be restricted in that no shares shall be transferred without either:

         (a) the express sanction of the Directors, to be signified by resolution or by instrument or instruments in writing signed by the majority of the Directors; or

         (b) The consent of the holders of the common shares of the Corporation expressed either by resolution of such shareholders or by instrument or instruments in writing signed by the holders of a majority of the outstanding common shares in the capital stock of the Corporation.

10. Other promotion (if any)             Auties dispositions s'il y a lieu

    NONE






11. The statements required by           Les declarations enigees aux termes
    subsection 177(2) of the             du paragraphs 177(2) de la Loi sur
    Business Corporation Act are         les compagnies constituent
    attached as Schedule "A"             l'annexe "A"

12. A copy of the amaigamation           Une copie de la convention de fusion ou
    agreement or directory               les resolutions des administrateurs
    resolutions (as the case             (selon le cas) constituent)
    may be) is/are attached              l'annexe "B"
    as Schedule "B"

These articles are signed               Les presents statuts sont signes
in duplicate                            en double exemplane




--------------------------------------------------------------------------------
Names of the amalgomating               Denomination sociale des compagnies qui
corporations and signatures             ????signature et fonction de leurs
and descriptions of office              ???regulierement designes
of their proper offices
                                        HOWE EXPLARATION & DEVELOPMENT
                                        CO. LIMITED

                                        Per:

                                        /s/ LINA NOBLE
                                        ---------------------------------------
                                        Lina Noble - Secretary


                                        MERIGOMISH INVESTMENTS LIMITED

                                        Per:

                                        /s/ LINA NOBLE
                                        ---------------------------------------
                                        Lina Noble - Secretary

                                  SCHEDULE "A"

                            STATEMENT OF DIRECTOR OR OFFICER
                            PURSUANT TO SUBSECTION 177(2) OF
                            THE BUSINESS CORPORATIONS ACT, 1982


                 I, LINA NOBLE, of the City of Toronto, in the Province of Ontario, HEREBY CERTIFY AND STATE as follows:

1. This statement is made pursuant to subsection 177(2) of The Business Corporation Act, 1982.

2. I am the Secretary and a Director of MERIGOMISH INVESTMENTS LIMITED and as such have knowledge of its affairs.

3. I am the Secretary and a Director of HOWE EXPLORATION & DEVELOPMENT CO. LIMITED and as such have knowledge of its affairs.

4. I have conducted such examinations of the books and records of MERIGOMISH INVESTMENTS LIMITED and HOWE EXPLORATION & DEVELOPMENT CO. LIMITED (the "Amalgamating Corporations") as are necessary to enable me to make the statements hereinafter set forth.

5.               There are reasonable grounds for believing that:

                 (i) each of the Amalgamating Corporations is and the Corporation to the formed by their amalgamation will be able to pay its liabilities as they become due; and

                 (ii) the realizable value of such amalgamated Corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes.

6. There are reasonable grounds for believing that no creditor of either of the Amalgamating Corporations will be prejudiced by the amalgamation.

                 This statement is made this 25th day of May, 1985.


                                           /s/ LINA NOBLE
                                           --------------------------------
                                           LINA NOBLE - Secretary
                                           of MERIGOMISH INVESTMENTS
                                           LIMITED and HOWE EXPLORATION
                                           & DEVELOPMENT CO. LIMITED

                                  SCHEDULE "B"


                 THIS AMALGAMATION AGREEMENT made the 29th day of May, 1989.

B E T W E E N:

                          MERIGOMISH INVESTMENTS LIMITED, a Corporation incorporated under the laws of the Province of Ontario.

                          (hereinafter called "Merigomish")

                                                    OF THE FIRST PART,

                          - AND -

                          HOWE EXPLORATION & DEVELOPMENT CO. LIMITED, a Corporation incorporated under the laws of the Province of Ontario,

                          (hereinafter called "HOWE")

                                                    OF THE SECOND PART.


                 WHEREAS Merigomish and Howe were incorporated under the Business Corporations Act. 1982 or predecessors of that legislation;

                 AND WHEREAS Merigomish and Howe acting under the authority contained in the Business Corporations Act, 1982 have agreed to amalgamate upon the terms and conditions hereinafter set out;

                 AND WHEREAS the parties have each made full disclosure to each other of all their respective assets and liabilities;

                 AND WHEREAS A.C.A. Howe is the beneficial owner of 1,000 issued and outstanding common shares in the capital stock of Howe;

                 AND WHEREAS A.C.A. Howe is the beneficial owner of 1,000,000 issued and outstanding common shares in the capital stock of Merigomish;

                 AND WHEREAS it is desirable that the said amalgamation be effected.

                 NOW THEREFORE THIS AGREEMENT WITNESSETH AS FOLLOWS:

1.               In this Agreement:

                 (a)      "Amalgamating Corporation" means Merigomish and Howe;

                 (b) "Corporation" means the corporation continuing from the amalgamation from the Amalgamating Corporations;

                 (c) "Amalgamation Agreement" or "Agreement" means this Amalgamation Agreement; and

                 (d)      "Act" means The Business Corporations Act, 1982.

2. The Amalgamating Corporations hereby agree to amalgamate as of the June 1, 1989 under the provisions of Sections 173 and 174 of the Act and to continue as one Corporation under the terms and conditions hereinafter set out.

3. The name of the Corporation shall be Howe Exploration & Development Co. Limited.

4. The registered office of the Corporation shall be at the City of Toronto, in the Province of Ontario.

5. The address and head office shall be 22 Front Street West, Suite 1406, Toronto, Ontario, MSJ 1C4.

6.               The Corporation is authorized to issue:

                 (a) An unlimited number of shares without nominal or par value (common shares) the holders of which are entitled:

                          (i)              To vote at all meetings of
                          shareholders except meetings at which only shareholders of a specified class of shares are entitled to vote;

                          (ii) To receive any dividends declared by the Corporation; and

                          (iii) Subject to the rights, privileges, restrictions and conditions attaching to other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution; and

                 (b) An unlimited number of special shares without nominal or par value (special shares) having attached thereto the following rights, privileges, restrictions and conditions;

                          (i) The holders of the special shares shall, in the discretion of the directors, always in priority and preference to any payment of dividends on the common shares, be entitled, out of any or all profits or surplus available for dividends, to non-cumulative dividends at a rate of be determined by the board of directors on the amount paid up on the special shares; if in any year after providing for the full dividend of the special shares there shall remain any profits or surplus available for dividends, such profits or surplus or any part thereof may in the discretion of the directors be applied to dividends on the common shares; the holders of the special shares shall not be entitled to any dividend other than or in excess of the cumulative dividend hereinbefore provided;

                          (ii) The special shares shall rank both as regards to dividend and repayment of capital in priority to the common shares, but shall not confer any further right to participate in profits or assets;

                          (iii) The holders of the special shares shall not as such have any voting rights to the election of directors or for any other purpose nor shall they be entitled to attend shareholders' meetings. The holders of the special shares shall however be entitled to notice a meetings of shareholders called for the purpose of authorizing dissolution of the Corporation or the sale of its undertaking or a substantial part thereof;

                          (iv) The Corporation may, upon giving notice as hereinafter provided, redeem the whole or any part of the special shares on payment for each share to be redeemed of the amount paid upon thereon together with all dividends declared thereon and unpaid; not less than 10 days' notice in writing of such redemption shall be given by mailing such notice to the registered holders of the said shares to be redeemed specifying the date and place or places of redemption. If notice of any such redemption is given by the Corporation in the manner aforesaid, an amount sufficient to redeem the shares shall be deposited with any trust company or chartered bank in Canada as specified in the notice, on or before the date fixed for redemption, dividends on the said special shares to be redeemed shall cease after the date so fixed for redemption, and the shareholders thereof shall thereafter have no rights against the Corporation in respect thereof, except upon the surrender of certificates for such shares, to receive payment therefor out of the monies so deposited;

                          (v) The holders of the special shares may upon giving notice hereinafter provided require the redemption of the whole or any part of the their special shares and receive payment for each share redeemed of the amount paid up thereon together with all dividends declared thereon and unpaid; not less than 30 days' notice in writing of such requirement for redemption shall be given by mailing such notice to the secretary of the Corporation specifying the required date of redemption and upon surrender of certificates for such shares the holders shall receive payment therefor by the Corporation.

                          (vi) The Corporation may at any time and from time to time purchase for cancellation the whole or any part of the special shares at the lowest price at which in the opinion of the directors such shares are obtainable but not exceeding the amount paid up thereon with all dividends declared thereon and unpaid.

                          (vii) In the event of the liquidation dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the special shares shall be entitled to receive the amount paid up thereon and any dividends declared thereon and unpaid, but shall not be entitled to receive any further amount.

7. The right to transfer shares of the Corporation shall be restricted in that no shares shall be transferred without either:

                 (a) The express sanction of the Directors, to be signified by resolution or by instrument or instruments in writing signed by the majority of the Directors; or

                 (b) The consent of the holders of common shares of the Corporation expressed either by resolution of such shareholders or by instrument or instruments in writing signed by the holders of a majority of the outstanding common shares in the capital stock of the Corporation.

8. The minimum and maximum number of Directors is one (1) and fifteen (15).

9. There shall be no restriction on the business that the Corporation may carry on or on the powers the Corporation may exercise.

10. The Directors of the Corporation may from time to time in such amounts and on such terms as they deem expedient, charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, moveable or immoveable property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation.

11. The first Directors of the Corporation shall be A.C.A. Howe and Lina Noble who shall hold office until the first annual meeting of the Corporation or until their respective successors are elected or appointed. The subsequent directors shall be elected each year thereafter at either a general meeting or annual meeting of the shareholders by a majority of the votes cast at such meeting. The management and supervision of the business and affairs of the Corporation shall be under the control of the Board of Directors from time to time, subject to the provisions of the Act.

12. The issued and outstanding shares of the capital of the Amalgamating Corporation shall be dealt with as follows:

                 (a) The 1,000,000 issued and outstanding common shares in the capital of Merigomish shall be converted into 990 issued and fully paid common shares without par value of the Corporation.

                 (b) The 1,000 issued and outstanding common shares in the capital of Howe shall be converted into 10 issued and fully paid common shares without par value of the Corporation.

After the endorsement of a Certificate of Amalgamation giving effect to the amalgamation contemplated by this Agreement, the shareholders of Merigomish and Howe shall, at the request of the Corporation, surrender the certificates representing shares held by them and in return shall be entitled to receive certificates representing shares of the Corporation on the basis aforesaid.

13. The by-laws of the Corporation, so far as applicable, shall be the by-laws of Howe, until repealed, altered or added to.

14. Subject to the provisions of the act the following provisions shall apply to the Corporation:

                 (a) No shares in the capital of the Corporation shall be transferred without the consent of the Board of Directors of the Corporation by resolution or in writing;

                 (b) The number of shareholders of the Corporation exclusive of persons who are in its employment and exclusive of persons, who, having been formally in the employment of the Corporation, were, while in that employment, and have continued after termination of that employment, to be shareholders of the Corporation, is limited to not more than fifty (50), two or more persons who are the registered owners of one or more shares being counted as one shareholder;

                 (c) Any invitation to the public to subscribe for any securities of the Corporation is strictly prohibited;

                 (d) At any time or times the Corporation may purchase the whole or any part of the outstanding common shares.

15. Merigomish shall contribute to the Corporation all its property and assets subject to its liabilities and Howe shall contribute to the Corporation all its property and assets subject to all of its liabilities.

16. All rights of creditors against the property, rights and assets of the Amalgamating Corporation, having liens upon their property, rights and assets, shall be unimpaired by such amalgamation, and all debts, contracts, liabilities and duties of the Amalgamating Corporations shall thenceforth attach to the Corporation and may be enforced against it.

17. No action or proceeding by or against any of the Amalgamating Corporations shall abate or be effected by such amalgamation.

18. Upon each of the Amalgamating Corporations approving this agreement in accordance with the provisions of the Act, the Amalgamating Corporations hereto shall jointly file in duplicate with the Minister of Consumer and Commercial Relations, Articles of Amalgamation for the purpose of bringing such amalgamation into effect.

                 IN WITNESS WHEREOF this Amalgamation Agreement has been duly executed by the parties hereto under their respective corporate seals this 29th day of May, 1989.

SIGNED, SEALED AND DELIVERED      )
   in the presence of             )        MERIGOMISH INVESTMENTS
                                  )        LIMITED
                                  )        Per:
                                  )
                                  )        /s/ LINA NOBLE
                                  )        --------------------------
                                  )        Lina Noble - Secretary
                                  )
                                  )        HOWE EXPLORATION &
                                  )        DEVELOPMENT CO. LIMITED
                                  )        Per:
                                  )
                                  )        /s/ LINA NOBLE
                                  )        --------------------------
                                  )        Lina Noble - Secretary
                                  )
                                  )